Exhibit 99.1

2015 Semi-Annual Report

Second Quarter 2015

CONTENTS

BOARD OF DIRECTORS AND AUDITOR

INTRODUCTION	2

SEMI-ANNUAL REPORT ON OPERATIONS	4

OPERATING PERFORMANCE	4

Highlights	4

Operating Performance by Activity	5

Operating Performance by Segment	9

LIQUIDITY AND CAPITAL RESOURCES	16

Statement of Financial Position Review	16

Cash Flows Analysis	20

OTHER INFORMATION	22

Group Employees	22

Related Party Transactions	22

Important Events during the First Six Months of 2015	22

Subsequent Events	22

Risks and Uncertainties	22

2015 U.S. GAAP Outlook	23

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2015	25

Consolidated Income Statement	26

Consolidated Statement of Comprehensive Income	27

Consolidated Statement of Financial Position	28

Consolidated Statement of Cash Flows	30

Consolidated Statement of Changes in Equity	31

Notes	32

RESPONSIBILITY STATEMENT	56

Also available at www.cnhindustrial.com

CNH Industrial N.V.

Corporate Seat: Amsterdam, The Netherlands

Corporate Office: 25 St James’s Street, London, SW 1A 1HA, United Kingdom

Share Capital: €18,355,835.55 (as of June 30, 2015)

Amsterdam Chamber of Commerce: reg. no. 56532474

BOARD OF DIRECTORS AND AUDITOR

BOARD OF DIRECTORS	INDEPENDENT AUDITOR Ernst & Young Accountants LLP

Chairman

Sergio Marchionne

Chief Executive Officer

Richard J. Tobin

Directors

Jacqueline A. Tammenoms Bakker(2)

John Elkann(2)(3)

Mina Gerowin(2)

Maria Patrizia Grieco(3)

Léo W. Houle(3)

Peter Kalantzis(1)(3)

John Lanaway(1)

Guido Tabellini

Jacques Theurillat(1)

(1)	Member of the Audit Committee
(2)	Member of the Governance and Sustainability Committee
(3)	Member of the Compensation Committee

Disclaimer

All statements other than statements of historical fact contained in this filing, including statements regarding Group’s competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Group’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements, including, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of the Group’s markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which the Group competes; development and use of new technologies and technological difficulties; compliance requirements (including engine emissions legislation and/or regulations); production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; the Group’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the evolution of the Group’s contractual relations with Kobelco Construction Machinery Co., Ltd. and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Group’s pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, other similar risks and uncertainties and the Group’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2014, prepared in accordance with IFRS and in its annual report on Form 20-F for the year ended December 31, 2014, prepared in accordance with U.S. GAAP. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results and any estimates or forecasts of particular periods that CNH Industrial provides are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. CNH Industrial can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial’s outlook is based upon assumptions, relating to the factors described in this filing which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. CNH Industrial undertakes no obligation to update or revise publicly its outlook any forward-looking statements, whether as a result of new development or otherwise. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

INTRODUCTION

CNH Industrial N.V. (or the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the merger, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in London, United Kingdom.

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual consolidated financial results both under U.S. GAAP and IFRS. The reconciliation from IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Semi-Annual Report on Operations in the section “Operating performance”, and in the Notes to the Semi-Annual Condensed Consolidated Financial Statements.

Financial information included in this Semi-Annual Report is prepared in accordance with IFRS and presented in U.S. dollars, with segment reporting based on five segments.

This Semi-Annual Report is unaudited.

Certain other information

Certain financial information in this report has been presented by geographic area. The Group’s geographic regions are: NAFTA, EMEA, LATAM and APAC. The geographic designations have the following meanings:

•	NAFTA: United States, Canada and Mexico;

•	EMEA: member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);

•	LATAM: Central and South America, and the Caribbean Islands; and

•	APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (“CIS”) (excluding Ukraine).

Certain industry and market share information in this Semi-Annual Report has been presented on a worldwide basis which includes all countries. In this Semi-Annual Report, management estimates of market share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers in North America, the Committee for European Construction Equipment in Europe, the Associação Nacional dos Fabricantes de Veículos Automotores (“ANFAVEA”) in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by independent service bureaus. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles, regions are defined for both market share and total industry volume (“TIV”) as: Europe (27 countries reflecting key markets where the segment competes), LATAM (Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine the Group’s estimates of retail unit data in any period.

Non-GAAP financial measures

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Group operates. These financial measures may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•	Trading Profit is computed starting from net revenues less cost of sales, selling, general and administrative costs, research and development costs, and other operating income and expenses.

Introduction	2

•	Operating Profit under IFRS: is computed starting from Trading Profit plus/minus restructuring costs, other income (expenses) that are unusual in the ordinary course of business (such as gains and losses on the disposal of investments and other unusual items arising from infrequent external events or market conditions).

•	Operating Profit under U.S. GAAP: Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services is defined as revenues, less selling, general and administrative expenses, interest expenses and certain other operating expenses.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of receivables from financing activities for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Working capital: is comprised of trade receivables, net, plus inventories, less trade payables, plus other current assets (liabilities), net.

•	Constant currency: CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures on a constant currency basis by applying the prior-year exchange rates to current year’s values expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Introduction	3

SEMI-ANNUAL REPORT ON OPERATIONS

OPERATING PERFORMANCE

HIGHLIGHTS

1st Half			2nd Quarter
2015	2014	($ million)	2015	2014
13,127	16,652	Net revenues	7,060	9,008
724	1,311	Trading profit/(loss)	457	801
681	1,236	Operating profit/(loss)	423	756
395	898	Profit/(loss) before taxes	282	607
207	549	Profit/(loss) for the period	177	403
206	544	Profit/(loss) for the period attributable to owners of the parent	178	399

		(per share data in $)
0.15	0.40	Basic earnings per common share	0.13	0.29
0.15	0.40	Diluted earnings per common share	0.13	0.29

($ million)	At June 30, 2015	At December 31, 2014
Total assets	51,321	54,441
Net (debt)/cash	(22,348)	(23,590)
– of which: Net industrial (debt)/cash	(3,053)	(2,874)
Total equity	7,366	7,577
Equity attributable to owners of the parent	7,314	7,534

No. of employees at period end	66,151	69,207

CNH Industrial Group Operating Performance	4

OPERATING PERFORMANCE BY ACTIVITY

Basis of analysis

The following table provides the consolidated income statement and a breakdown of Group’s results between Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles, and Powertrain, as well as Corporate functions.

The segmentation between Industrial Activities and Financial Services represents a sub-consolidation prepared on the basis of the core activities of each Group’s company.

Investments held by companies belonging to one segment in companies included in the other segment are accounted for under the equity method and are classified in the income statement under result from intersegment investments.

The parent company, CNH Industrial N.V., is included under Industrial Activities.

The sub-consolidation of Industrial Activities also includes companies that provide centralized treasury services (i.e., raising funding in the market and financing Group’s companies). The activities of the treasury companies do not include the offer of financing to third parties.

Operating Performance by Activity for the Second Quarter of 2015

	2nd Quarter 2015			2nd Quarter 2014
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	7,060	6,697	491	9,008	8,618	528
Cost of sales	5,770	5,586	312	7,249	7,067	320
Selling, general and administrative costs	590	551	39	719	662	57
Research and development costs	212	212	—	220	220	—
Other income/(expense)	(31)	(29)	(2)	(19)	(14)	(5)
TRADING PROFIT/(LOSS)	457	319	138	801	655	146
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	23	22	1	35	35	—
Other unusual income/(expense)	(11)	(11)	—	(10)	(10)	—
OPERATING PROFIT/(LOSS)	423	286	137	756	610	146
Financial income/(expense)	(157)	(157)	—	(179)	(179)	—
Result from investments(*)	16	12	4	30	26	4
PROFIT/(LOSS) BEFORE TAXES	282	141	141	607	457	150
Income taxes	105	62	43	204	155	49
PROFIT/(LOSS) FOR THE PERIOD	177	79	98	403	302	101
Result from intersegment investments	—	98	—	—	101	1
PROFIT/(LOSS) FOR THE PERIOD	177	177	98	403	403	102

(*)	It includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

Group revenues totaled $7,060 million for the second quarter of 2015, a decrease of 9.2% compared to Q2 2014 on a constant currency basis (21.6% on a reported basis). Net revenues of Industrial Activities were $6,697 million, down 9.8% compared to Q2 2014 on a constant currency basis (22.3% on a reported basis). Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles (up 12.0%) confirming a positive trend in EMEA for trucks and buses. This increase was more than offset by the forecasted protracted decline in Agricultural Equipment, driven by lower industry volumes in the row crop sector and dealer inventory de-stocking actions, primarily in NAFTA, slightly offset by favorable net pricing in all regions. Furthermore, net sales decreased in Construction Equipment, due to negative industry volumes primarily in LATAM, and in Powertrain, due to lower sales to captive customers. Net revenues of Financial Services totaled $491 million, an increase of 4.6% compared to Q2 2014 on a constant currency basis (down 7.0% on a reported basis), due to the geographical mix of the portfolio.

CNH Industrial Group Operating Performance	5

Trading profit/(loss)

Group trading profit was $457 million for the second quarter, a $310 million decrease compared to Q2 2014 on a constant currency basis (down $344 million on a reported basis), with a trading margin for the second quarter of 6.5%, down 2.4 p.p. compared to Q2 2014. Trading profit of Industrial Activities totaled $319 million for the quarter, a $319 million decrease compared to Q2 2014 on a constant currency basis (down $336 million on a reported basis), with a trading margin for the second quarter of 4.8%, down 2.8 p.p. compared to Q2 2014. Trading profit declined in Agricultural Equipment, driven by negative volume and product mix in the row crop sector, primarily in NAFTA, and negative foreign exchange impacts, primarily resulting from the weakening of the euro and the Brazilian real. These negative factors were partially offset by positive net pricing, and cost control actions including purchasing efficiencies and structural cost reductions. Commercial Vehicles’ trading result improved due to favorable volume, product and market mix, and pricing, as well as manufacturing efficiencies and cost reductions in selling, general and administrative (“SG&A”) costs. Construction Equipment’s trading profit decreased as cost containment actions were more than offset by the negative impact of lower volumes in the LATAM region, particularly Brazil, and higher research and development costs. Net of the negative impact of currency translation, Powertrain’s trading profit was substantially flat, as a result of lower volumes offset by favorable product mix and manufacturing efficiencies. Trading profit of Financial Services totaled $138 million, down $8 million over the same period in 2014, mainly due to the negative impact of currency translation partially offset by a reduction in SG&A costs.

Operating profit/(loss)

The Group closed the quarter with an operating profit of $423 million (or 6.0% of net revenues), compared to $756 million (or 8.4% of net revenues) for Q2 2014. The year-over-year decrease of $333 million primarily reflected $344 million decrease in trading profit. Operating profit of Industrial Activities was $286 million for the quarter. The $324 million decrease over the same period in 2014 mainly reflected a lower trading profit. Operating profit of Financial Services was $137 million, a decrease of $9 million over the same period of 2014, reflecting the change in trading profit.

Restructuring costs for the second quarter of 2015 amounted to $23 million, primarily attributable to actions in Agricultural Equipment and Commercial Vehicles as part of the Efficiency Program launched in 2014 ($35 million in Q2 2014 attributable to Construction Equipment and Commercial Vehicles).

Other unusual expenses amounted to $11 million for the second quarter of 2015, in line with the second quarter of 2014.

Non-operating items

Net financial expenses totaled $157 million for the quarter, a decrease of $22 million compared to Q2 2014, primarily due to a more favorable cost of funding and a lower average indebtedness in the quarter, partially offset by higher exchange losses.

Result from investments was a net gain of $16 million ($30 million for Q2 2014). The decrease was mainly due to lower results of joint ventures in APAC.

Income taxes totaled $105 million, representing an effective tax rate of 37.2% for the quarter, compared to an effective tax rate of 33.6% for Q2 2014 which had been impacted by certain discrete tax benefits as a result of the favorable resolution of tax audits.

Profit/(loss) for the period

The Group closed the quarter with net profit of $177 million, or $0.13 per share, compared with $403 million, or $0.29 per share for Q2 2014.

Profit attributable to owners of the parent was $178 million, compared with $399 million for Q2 2014.

CNH Industrial Group Operating Performance	6

Operating Performance by Activity for the First Half of 2015

	1st Half 2015			1st Half 2014
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	13,127	12,379	985	16,652	15,881	1,037
Cost of sales	10,817	10,422	632	13,438	13,066	638
Selling, general and administrative costs	1,129	1,045	84	1,438	1,325	113
Research and development costs	415	415	—	428	428	—
Other income/(expense)	(42)	(38)	(4)	(37)	(27)	(10)
TRADING PROFIT/(LOSS)	724	459	265	1,311	1,035	276
Gains/(losses) on disposal of investments	—	—	—	—	—	—
Restructuring costs	32	31	1	65	65	—
Other unusual income/(expense)	(11)	(11)	—	(10)	(10)	—
OPERATING PROFIT/(LOSS)	681	417	264	1,236	960	276
Financial income/(expense)	(312)	(312)	—	(394)	(394)	—
Result from investments(*)	26	16	10	56	48	8
PROFIT/(LOSS) BEFORE TAXES	395	121	274	898	614	284
Income taxes	188	97	91	349	251	98
PROFIT/(LOSS) FOR THE PERIOD	207	24	183	549	363	186
Result from intersegment investments	—	183	—	—	186	2
PROFIT/(LOSS) FOR THE PERIOD	207	207	183	549	549	188

(*)	It includes income from investments as well as impairment (losses)/reversals on non-intersegment investments accounted for under the equity method.

Net revenues

Group revenues totaled $13,127 million for the first half of 2015, down 9.9% compared to H1 2014 on a constant currency basis (down 21.2% on a reported basis). Net revenues of Industrial Activities were $12,379 million, a decrease of 10.7% compared to H1 2014 on a constant currency basis (down 22.1% on a reported basis). Excluding the negative impact of currency translation, net sales increased for Commercial Vehicles (up 9.1%), but decreased for the remaining segments. Net revenues of Financial Services totaled $985 million, up 6.6% on a constant currency basis (down 5.0% on a reported basis) compared to H1 2014, due to a slight increase in the average portfolio and the geographical mix of the portfolio.

Trading profit/(loss)

Group trading profit was $724 million for the first half of 2015, down $587 million compared to the first half of 2014. Trading margin for H1 2015 decreased 2.4 p.p. to 5.5%. Trading profit of Industrial Activities totaled $459 million for the first half of 2015, down $576 million compared to H1 2014, with a trading margin of 3.7% (down 2.8 p.p. compared to H1 2014). Trading profit was primarily impacted by a $685 million decrease from Agricultural Equipment, partially offset by a $147 million increase from Commercial Vehicles. Trading profit of Financial Services totaled $265 million for H1 2015, down $11 million compared to H1 2014 mainly due to the negative impact of currency translation, partially offset by reduced SG&A costs.

Operating profit/(loss)

The Group closed the first half with an operating profit of $681 million (or 5.2% of net revenues), compared to $1,236 million (or 7.4% of net revenues) for H1 2014. The decrease of $555 million primarily reflected $587 million decrease in trading profit. Operating profit of Industrial Activities was $417 million for the first half of 2015, down $543 million over H1 2014, mainly due to lower trading profit. Operating profit of Financial Services was $264 million, a decrease of $12 million over the same period of 2014 mainly due to lower trading profit.

Restructuring costs for the first half of 2015 amounted to $32 million, primarily attributable to actions in Agricultural Equipment and Commercial Vehicles as part of the Efficiency Program launched in 2014 ($65 million in H1 2014 attributable to Construction Equipment and Commercial Vehicles).

Other unusual expenses were $11 million for the first half of 2015 compared to $10 million for H1 2014.

CNH Industrial Group Operating Performance	7

Non-operating items

Net financial expenses totaled $312 million for the first half of 2015, compared to $394 million for H1 2014 which included a pre-tax charge of $63 million due to the re-measurement of Venezuelan assets denominated in bolivars following the changes in Venezuela’s exchange rate mechanism. Excluding this exceptional charge, net financial expenses decreased $19 million compared to H1 2014, primarily due to more favorable cost of funding and a lower average indebtedness.

Result from investments declined by $30 million to $26 million. The decrease was mainly due to lower results of joint ventures in APAC.

Income taxes for the first half of 2015 totaled $188 million ($349 million for H1 2014), representing an effective tax rate of 47.6% for the period compared to an effective tax rate of 38.9% for H1 2014 which had been impacted by certain discrete tax benefits as a result of the favorable resolution of tax audits in Q2 2014. Instead, H1 2015 effective tax rate was negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions.

Profit/(loss) for the period

The Group closed the first half of 2015 with net profit of $207 million, or $0.15 per share, compared to $549 million, or $0.40 per share for H1 2014.

Profit attributable to owners of the parent was $206 million, compared to $544 million for H1 2014.

CNH Industrial Group Operating Performance	8

OPERATING PERFORMANCE BY SEGMENT

The following is a discussion of net revenues and trading profit for each segment.

Revenues by Segment

1st Half			($ million)	2nd Quarter
2015	2014	% change		2015	2014	% change
5,612	8,142	-31.1	Agricultural Equipment	3,035	4,436	-31.6
1,342	1,705	-21.3	Construction Equipment	740	931	-20.5
4,622	5,110	-9.5	Commercial Vehicles	2,531	2,756	-8.2
1,853	2,457	-24.6	Powertrain	949	1,252	-24.2
(1,050)	(1,533)	—	Eliminations and Other	(558)	(757)	—

12,379	15,881	-22.1	Total Industrial Activities	6,697	8,618	-22.3

985	1,037	-5.0	Financial Services	491	528	-7.0
(237)	(266)	—	Eliminations	(128)	(138)	—

13,127	16,652	-21.2	Total	7,060	9,008	-21.6

Trading profit/(loss) by Segment

1st Half			($ million)	2nd Quarter
2015	2014	change		2015	2014	change
368	1,053	-685	Agricultural Equipment	211	611	-400
15	35	-20	Construction Equipment	19	34	-15
34	(113)	147	Commercial Vehicles	56	(39)	95
78	95	-17	Powertrain	50	65	-15
(36)	(35)	—	Eliminations and Other	(17)	(16)	—

459	1,035	-576	Total Industrial Activities	319	655	-336

265	276	-11	Financial Services	138	146	-8
—	—	—	Eliminations	—	—	—

724	1,311	-587	Total	457	801	-344

5.5%	7.9%	-2.4 p.p.	Trading margin (%)	6.5%	8.9%	-2.4 p.p.

CNH Industrial Group Operating Performance	9

Reconciliation between Trading profit under IFRS and Operating profit under U.S. GAAP

1st Half 2015				($ million)	2nd Quarter 2015
Industrial Activities	Financial Services	Eliminations	Consolidated		Industrial Activities	Financial Services	Eliminations	Consolidated
459	265	—	724	Trading profit under IFRS	319	138	—	457
(9)	—	—	(9)	Development costs, net	(19)	—	—	(19)
146	—	(146)	—	Reclassification of interest compensation to Financial Services	75	—	(75)	—
28	4	4	36	Other adjustments and reclassification, net	26	2	1	29
624	269	(142)	751	Operating profit under U.S. GAAP	401	140	(74)	467

Reconciliation between Trading profit under IFRS and Operating profit under U.S. GAAP

1st Half 2014				($ million)	2nd Quarter 2014
Industrial Activities	Financial Services	Eliminations	Consolidated		Industrial Activities	Financial Services	Eliminations	Consolidated
1,035	276	—	1,311	Trading profit under IFRS	655	146	—	801
(142)	—	—	(142)	Development costs, net	(82)	—	—	(82)
180	—	(180)	—	Reclassification of interest compensation to Financial Services	94	—	(94)	—
17	10	6	33	Other adjustments and reclassification, net	11	6	—	17
1,090	286	(174)	1,202	Operating profit under U.S. GAAP	678	152	(94)	736

Agricultural Equipment

1st Half		($ million)	2nd Quarter
2015	2014		2015	2014
5,612	8,142	Net revenues	3,035	4,436
-31.1		% change	-31.6
368	1,053	Trading profit/(loss)	211	611
-685		Change	-400
6.6	12.9	Trading margin (%)	7.0	13.8

Agricultural Equipment’s net revenues were $3,035 million for the quarter, down 23.7% compared to Q2 2014 on a constant currency basis (down 31.6% on a reported basis). The decrease was driven by the anticipated decline in industry volumes in the row crop sector and dealer inventory de-stocking actions, primarily in NAFTA, slightly offset by favorable net pricing in all regions.

CNH Industrial Group Operating Performance	10

Net revenues by region for the second quarter and the first half of 2015 and 2014 were as follows:

1st Half			($ million)	2nd Quarter
2015	2014	% change		2015	2014	% change
2,316	3,689	-37.2	NAFTA	1,167	1,910	-38.9
2,023	2,760	-26.7	EMEA	1,188	1,618	-26.6
618	886	-30.2	LATAM	300	460	-34.8
655	807	-18.8	APAC	380	448	-15.2

5,612	8,142	-31.1	Total	3,035	4,436	-31.6

In the second quarter, in the Group’s key product segments in NAFTA, the over 140 horsepower (“hp”) tractor segment as well as the combine segment were down 31%. The under 40 hp tractor segment in the region was up 5%, and the 40-140 hp tractor segment was up 2%. EMEA markets were down 7% for tractors and 9% for combines. In LATAM, tractor and combine markets decreased 26% and 19%, respectively. APAC markets decreased 3% for tractors and 17% for combines. Worldwide agricultural equipment industry unit sales were down 4% for tractors and down 17% for combines.

The Group’s market share performance in Agricultural Equipment was mixed in the second quarter. Tractor market share improved in all markets, most significantly in the higher horsepower tractor segment in NAFTA, while market share declined in the under 40 hp tractor segment in NAFTA. For combines, market share decreased in all regions, after a strong performance in Q1 2015.

In Q2 2015, Agricultural Equipment’s worldwide unit production was 14% below retail sales in the continued effort to reduce channel inventory and align production with current demand. The finished goods inventory for the Group and its dealers declined approximately a combined $700 million since Q2 2014, and current production levels are expected to further drive down total inventory levels in the second half of 2015.

Agricultural Equipment’s trading profit was $211 million for Q2 2015 compared to $611 million in Q2 2014, with a trading margin of 7.0% (13.8% in Q2 2014). The year-over-year change was driven by lower sales volume and less favorable product mix in the row crop sector, primarily in NAFTA, and by negative foreign exchange impacts, primarily as a result of the sharp weakening of the euro and the Brazilian real. Those effects were slightly offset by positive net pricing and cost control actions, including purchasing efficiencies and structural cost reductions.

Agricultural Equipment had net revenues of $5,612 million for the first half, down 23.8% compared to H1 2014 on a constant currency basis (down 31.1% on a reported basis). The decrease was driven by anticipated decline in industry volumes in all regions, primarily in the row crop sector.

Worldwide agricultural equipment industry unit sales were down during the first half of 2015, with global demand for tractors and combines down 9% and 21%, respectively. NAFTA tractor sales were flat, with the under 40 hp segment up 4%, the 40-140 hp segment up 2%, the over 140 hp down 28% and combine sales down 37%. EMEA markets were down 10% for tractors and 8% for combines. LATAM tractor sales decreased 20%, while combine sales decreased 30%. APAC markets decreased 10% for tractors and 17% for combines.

For the first half 2015, the Group’s market share was generally up in both tractors and combines.

Agricultural Equipment’s trading profit totaled $368 million compared to $1,053 million for H1 2014, with a trading margin of 6.6% (12.9% in H1 2014). The decrease was driven by lower sales volume and less favorable product mix, primarily in the row crops sector in NAFTA, slightly offset by cost control actions including purchasing efficiencies and structural cost reductions.

CNH Industrial Group Operating Performance	11

Construction Equipment

1st Half		($ million)	2nd Quarter
2015	2014		2015	2014
1,342	1,705	Net revenues	740	931
-21.3		% change	-20.5
15	35	Trading profit/(loss)	19	34
-20		Change	-15
1.1	2.1	Trading margin (%)	2.6	3.7

Construction Equipment’s net revenues were $740 million for the quarter, down 14.8% compared to Q2 2014 on a constant currency basis (down 20.5% on a reported basis), due to negative industry volumes, primarily in LATAM.

Net revenues by region for the second quarter and the first half of 2015 and 2014 were as follows:

1st Half			($ million)	2nd Quarter
2015	2014	% change		2015	2014	% change
748	705	6.1	NAFTA	429	407	5.4
274	328	-16.5	EMEA	149	174	-14.4
187	506	-63.0	LATAM	87	268	-67.5
133	166	-19.9	APAC	75	82	-8.5

1,342	1,705	-21.3	Total	740	931	-20.5

In Q2 2015, Construction Equipment’s worldwide heavy and light industry sales were down 18% and 1%, respectively. Industry light equipment sales were up in NAFTA and EMEA, but down in LATAM and APAC. Industry heavy equipment sales decreased in all regions, primarily in LATAM and APAC.

Construction Equipment’s worldwide market share was mainly in line with prior year for both heavy and light construction equipment in all regions except for LATAM, where municipality-driven demand, where the Group has a significant position, declined significantly as infrastructure investments slowed.

Construction Equipment’s worldwide production levels were 16% above retail sales in the second quarter to accommodate seasonal shutdowns scheduled for the third quarter in NAFTA and EMEA.

Construction Equipment reported trading profit of $19 million for the second quarter 2015 compared to $34 million for Q2 2014, with a trading margin of 2.6% (3.7% for Q2 2014), as cost containment actions were more than offset by the negative impact of lower volumes in the LATAM region, particularly Brazil, and higher research and development costs.

Construction Equipment had net revenues of $1,342 million for the first half, down 15.7% compared to the first half 2014 on a constant currency basis (down 21.3% on a reported basis), due to negative industry volume, primarily in LATAM.

In the first half 2015, Construction Equipment’s worldwide heavy and light industry sales were down 20% and 2%, respectively, compared to H1 2014. Decreased volumes in LATAM and APAC were partially offset by moderate growth in NAFTA and EMEA.

Construction Equipment’s worldwide market share was flat overall, with a decrease in LATAM, where municipality-driven demand, where the Group has a significant position, declined significantly as infrastructure investments slowed, being offset by increases in all other regions.

Construction Equipment reported trading profit of $15 million for H1 2015 compared to $35 million for the same period of 2014, with a trading margin of 1.1% (2.1% in H1 2014), as cost containment actions were more than offset by the negative impact of lower volumes in the LATAM region, particularly Brazil, and higher research and development costs.

CNH Industrial Group Operating Performance	12

Commercial Vehicles

1st Half		($ million)	2nd Quarter
2015	2014		2015	2014
4,622	5,110	Net revenues	2,531	2,756
-9.5		% change	-8.2
34	(113)	Trading profit/(loss)	56	(39)
147		Change	95
0.7	-2.2	Trading margin (%)	2.2	-1.4

Commercial Vehicles’ net revenues were $2,531 million for the second quarter of 2015, up 12.0% compared to Q2 2014 on a constant currency basis (down 8.2% on a reported basis), confirming positive trend in EMEA for trucks and buses. In APAC, net sales increased mainly driven by positive performance of buses, while trucks’ performance was affected by the market decline in Russia. In LATAM, net revenues decreased mainly due to a further decline in the Brazilian market for heavy trucks, partially offset by a modest market recovery in Argentina.

Net revenues by region for the second quarter and the first half of 2015 and 2014 were as follows:

1st Half			($ million)	2nd Quarter
2015	2014	% change		2015	2014	% change
3,589	3,866	-7.2	EMEA	1,973	2,067	-4.5
626	768	-18.5	LATAM	333	435	-23.4
407	476	-14.5	APAC	225	254	-11.4

4,622	5,110	-9.5	Total	2,531	2,756	-8.2

The European truck market (GVW ≥3.5 tons) was up 17.4% compared to Q2 2014. The light vehicle market (GVW 3.5-6.0 tons) increased 15.2%, the medium vehicle market (GVW 6.1-15.9 tons) increased 6.3% and the heavy vehicle market (GVW ≥16 tons) increased 24.1%. In LATAM, new truck registrations (GVW ≥3.5 tons) declined 35.2% compared to Q2 2014, with a decrease of 44.3% in Brazil and 26.3% in Venezuela, while Argentina increased by 26.1%. In APAC, registrations declined 6.3%.

In Q2 2015, the Group’s market share in the European truck market (GVW ≥3.5 tons) was 11.5%, up 0.6 p.p. compared with Q2 2014. The Group’s market share in LATAM was 12.5%, up 3.2 p.p. compared to Q2 2014.

Commercial Vehicles delivered approximately 37,800 vehicles (including buses and specialty vehicles) in the quarter, representing a 14% increase compared to Q2 2014. Volumes were higher in all segments, with light up 14%, medium up 18% and heavy up 7%. Commercial Vehicles’ deliveries increased 22% in EMEA, while LATAM and APAC declined.

Commercial Vehicles’ Q2 2015 ending book-to-bill ratio was 1.06, an increase of 17% over Q2 2014. Second quarter 2015 truck order intake in EMEA increased 49% compared to Q2 2014, with a 62% increase in heavy trucks in Europe.

Commercial Vehicles closed the second quarter with a trading profit of $56 million compared to a trading loss of $39 million for Q2 2014 (up $96 million on a constant currency basis), with a trading margin of 2.2% (negative margin of 1.4% in Q2 2014), as a result of higher volume, better product and market mix, positive pricing, manufacturing efficiencies and SG&A cost reductions. In EMEA, the increase in trading profit was mainly attributable to trucks and buses. Results in APAC were substantially flat compared to Q2 2014. LATAM, despite the significant negative market trend in Brazil, was able to reduce its cost base to partially offset the negative impact of reduced wholesale volumes. Furthermore, LATAM performance was positively impacted by a modest improvement in Argentina and a recovery of Group’s activity in Venezuela. However, the continuing economic uncertainty in Venezuela, including changes to government currency control mechanisms, may substantially impact Venezuelan operations in the future. CNH Industrial will continue to closely monitor these developments.

Commercial Vehicles’ net revenues were $4,622 million for the first half of 2015, up 9.1% compared to H1 2014 on a constant currency basis (down 9.5% on a reported basis), confirming a positive trend in EMEA driven by higher volume

CNH Industrial Group Operating Performance	13

for trucks and buses. In APAC, net revenues increased mainly driven by positive performance of buses, while trucks’ performance was affected by the market decline in Russia. In LATAM net revenues decreased mainly due to a further decline in the Brazilian market.

The European truck market (GVW ≥3.5 tons) increased 15.0% compared to H1 2014. The light and heavy vehicle markets increased 14.5% and 19.4%, respectively, while the medium vehicle market decreased 1.3%. In LATAM, demand for truck (GVW ≥3.5 tons) declined 33.9% compared to the first half of 2014, with a decrease in all market segments. The light vehicle market decreased 20.6% and medium and heavy vehicle markets decreased 12.5% and 46.3%, respectively. In APAC, demand for trucks decreased 4%.

The Group’s share of the European market (GVW ≥3.5 tons) was at 11.1%, in line with the first half of 2014. In LATAM CNH Industrial’s share was 11.7%, up 1.1 p.p.

Commercial Vehicles delivered approximately 65,200 (including buses and specialty vehicles) in the first half of 2015, representing a 7% increase compared to H1 2014. Volumes were higher in the light vehicle segment (up 10%) and medium vehicle segment (up 5%), while were down 1% in the heavy segment. Deliveries increased 16% in EMEA, while declined in LATAM and APAC.

Commercial Vehicles closed the first half with a trading profit of $34 million, compared with a loss of $113 million for H1 2014, with a trading margin of 0.7% (negative margin of 2.2% in Q2 2014), as a result of higher volume, better market mix, positive pricing and SG&A cost reductions. In EMEA the increase is mainly attributable to trucks and buses. Results in APAC were substantially flat compared to H1 2014. LATAM performance was positively impacted by a modest improvement in Argentina and a recovery of Group’s activity in Venezuela. However, the continuing economic uncertainty in Venezuela, including changes to government currency control mechanisms, may substantially impact Venezuelan operations in the future. CNH Industrial will continue to closely monitor these developments.

Powertrain

1st Half		($ million)	2nd Quarter
2015	2014		2015	2014
1,853	2,457	Net revenues	949	1,252
-24.6		% change	-24.2
78	95	Trading profit/(loss)	50	65
-17		Change	-15
4.2	3.9	Trading margin (%)	5.3	5.2

Powertrain’s net revenues were $949 million for the second quarter of 2015, a decrease of 6.9% compared to Q2 2014 on a constant currency basis (down 24.2% on a reported basis), on lower volumes mainly in the captive portion of the business as a result of decreased agricultural equipment demand and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 42% of total net sales (41% in Q2 2014).

During the quarter, Powertrain sold approximately 134,800 engines, a decrease of 16% compared to Q2 2014. By major customer, 10% of engine units were supplied to Agricultural Equipment, 35% to Commercial Vehicles, 4% to Construction Equipment and the remaining 51% to external customers. Additionally, Powertrain delivered approximately 20,900 transmissions and 51,800 axles, an increase of 14% and 17%, respectively, compared to Q2 2014.

Powertrain’s trading profit was $50 million for the second quarter 2015, down $15 million compared to Q2 2014, with a trading margin of 5.3% (5.2% for Q2 2014). Net of the negative impact of currency translation, trading profit was substantially flat, as a result of lower volumes offset by favorable product mix and manufacturing efficiencies.

Powertrain’s net revenues were $1,853 million for H1 2015, down 8.6% compared to the first half of 2014 on a constant currency basis (down 24.6% on a reported basis). The decrease was primarily attributable to lower volumes, mainly in the captive portion of the business as a result of decreased agricultural equipment demand and the 2014 build-up of Tier 4 final transition engine inventory for the off-road segment. Sales to external customers accounted for 44% of total net sales compared to 39% in H1 2014.

Powertrain sold approximately 264,500 engines during the first half of 2015, a decrease of 16.8% compared with H1 2014. By major customer, 11% of engine units were supplied to Agricultural Equipment, 33% to Commercial Vehicles and 4% to Construction Equipment, while the remaining 52% were sold to external customers. In addition, in H1 2015, Powertrain sold approximately 36,700 transmissions (up 3% compared to H1 2014) and 93,200 axles (up 11% compared to H1 2014).

CNH Industrial Group Operating Performance	14

Powertrain closed the first half of 2015 with a trading profit of $78 million, down $17 million compared to H1 2014, with a trading margin of 4.2% (up 0.3 p.p. compared to H1 2014). Net of the negative impact of currency translation, trading profit was substantially flat, as a result of lower volumes offset by favorable product mix and manufacturing efficiencies.

Financial Services

1st Half		($ million)	2nd Quarter
2015	2014		2015	2014
985	1,037	Net revenues	491	528
-5.0		% change	-7.0
265	276	Trading profit/(loss)	138	146
-11		Change	-8
26.9	26.6	Trading margin (%)	28.1	27.7
183	188	Net income	98	102
-5		Change	-4

Financial Services reported second quarter net revenues of $491 million, an increase 4.6% compared to Q2 2014 on a constant currency basis (down 7.0% on a reported basis), due to the geographical mix of the portfolio.

Financial Services reported a trading profit of $138 million in Q2 2015, down $8 million over the same period in 2014, as the negative impact of currency translation was partially offset by a reduction in SG&A costs.

Financial Services reported a net income of $98 million, down $4 million compared to Q2 2014, mainly due to the decrease in trading profit.

Retail loan originations in the quarter were $2.4 billion, down $0.4 billion compared to Q2 2014, mostly due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.4 billion as of June 30, 2015 (of which retail was 65% and wholesale 35%) was up $0.2 billion compared to March 31, 2015. Excluding the impact of currency translation, the portfolio decreased $0.2 billion, primarily in LATAM (retail and wholesale).

For the first half of 2015, Financial Services reported net revenues of $985 million, up 6.6% compared to H1 2014 on a constant currency basis (down 5% on a reported basis), due to a slight increase in the average portfolio and to the geographical mix of the portfolio.

Financial Services reported first half trading profit of $265 million, down $11 million compared to H1 2014, mainly due to the negative impact of currency translation, partially offset by reduced SG&A costs.

Financial Services reported a net income of 183 million, down $5 million compared to the same period in 2014, mainly due to the lower trading profit.

Retail loan originations were $4.5 billion, down $0.6 billion compared to H1 2014, mostly due to the decline in Agricultural Equipment sales. The managed portfolio (including unconsolidated joint ventures) of $25.4 billion was down $1.8 billion compared to December 31, 2014. Excluding the impact of currency, such portfolio decreased $0.6 billion, primarily in NAFTA (retail) and LATAM (retail and wholesale).

CNH Industrial Group Operating Performance	15

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on CNH Industrial’s consolidated statement of financial position and CNH Industrial’s consolidated statement of cash flows. The breakdown of consolidated data between Industrial Activities and Financial Services is prepared in accordance with the rules previously described in the section “Operating Performance”, paragraph “Operating Performance by Activity”.

CNH Industrial’s operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and Group inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial expects to have available to the Group cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund its working capital requirements, capital expenditures and debt service at least through the next twelve months.

STATEMENT OF FINANCIAL POSITION REVIEW

Statement of Financial Position by Activity

	At June 30, 2015			At December 31, 2014
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets:	5,811	5,661	150	6,031	5,874	157
Goodwill	2,477	2,346	131	2,494	2,359	135
Other intangible assets	3,334	3,315	19	3,537	3,515	22
Property, plant and equipment	6,339	6,337	2	6,733	6,730	3
Investments and other financial assets	660	3,078	128	690	3,122	136
Leased assets	1,712	12	1,700	1,518	20	1,498
Defined benefit plan assets	16	16	—	20	19	1
Deferred tax assets	1,500	1,339	161	1,655	1,460	195

Total Non-current assets	16,038	16,443	2,141	16,647	17,225	1,990

Inventories	7,325	7,124	201	7,140	6,977	163
Trade receivables	833	813	49	1,054	1,025	92
Receivables from financing activities	20,126	2,761	20,888	21,472	4,788	22,724
Current taxes receivable	442	423	19	324	200	124
Other current assets	1,381	1,158	425	1,434	1,137	588
Current financial assets:	180	175	6	205	198	9
Current securities	1	1	—	—	—	—
Other financial assets	179	174	6	205	198	9
Cash and cash equivalents	4,984	3,131	1,853	6,141	4,123	2,018

Total Current assets	35,271	15,585	23,441	37,770	18,448	25,718

Assets held for sale	12	4	8	24	4	20

TOTAL ASSETS	51,321	32,032	25,590	54,441	35,677	27,728

Equity	7,366	7,366	2,546	7,577	7,577	2,568
Provisions:	6,006	5,954	52	6,386	6,329	57
Employee benefits	2,697	2,668	29	2,831	2,800	31
Other provisions	3,309	3,286	23	3,555	3,529	26
Debt:	27,348	8,881	21,990	29,701	11,666	24,075
Asset-backed financing	12,710	19	12,692	13,587	82	13,561
Other debt	14,638	8,862	9,298	16,114	11,584	10,514
Other financial liabilities	164	154	11	235	221	16
Trade payables	5,944	5,815	176	5,982	5,850	197
Current taxes payable	257	180	77	206	114	92
Deferred tax liabilities	374	130	244	399	191	208
Other current liabilities	3,862	3,552	494	3,955	3,729	515
Liabilities held for sale	—	—	—	—	—	—

Total Liabilities	43,955	24,666	23,044	46,864	28,100	25,160

TOTAL EQUITY AND LIABILITIES	51,321	32,032	25,590	54,441	35,677	27,728

CNH Industrial Group Liquidity and Capital Resources	16

At June 30, 2015, total assets decreased $3,120 million compared to December 31, 2014.

Non-current assets decreased $609 million during the first half of 2015, primarily due to currency translation differences more than offsetting capital expenditures for the period.

Current assets decreased $2,499 million compared to December 31, 2014, primarily due to a decrease in receivables from financing activities of $1,346 million and in cash and cash equivalents of $1,157 million.

Receivables from financing activities, net of currency translation differences and write-downs, decreased $412 million compared to December 31, 2014, primarily due to reductions in the LATAM portfolio (retail and wholesale) and the NAFTA wholesale portfolio.

Working capital (net of items relating to vehicles sold under buy-back commitments and vehicles no longer subject to lease agreements that are held in inventory) was positive $1,580 million, a $92 million increase for the period.

($ million)		At June 30, 2015	At December 31, 2014	Change
Inventories	(a)	7,027	6,857	170
Trade receivables		833	1,054	(221)
Trade payables		(5,944)	(5,982)	38
Net current taxes receivable/(payable) & other current receivables/(payables)	(b)	(336)	(441)	105

Working capital		1,580	1,488	92

(a)	Inventories are reported net of vehicles held for sale by Commercial Vehicles segment that have been bought back (under buy-back commitments) or returned following expiry of a lease agreement.
(b)	Other current payables, included under Net current taxes receivable/(payable) & other current receivables/(payables), are stated net of amounts due to customers in relation to vehicles sold under buy-back commitments, which consist of the repurchase amount payable at the end of the lease period, together with the value of any lease installments received in advance. The value at the beginning of the contract period, equivalent to the difference between the sale price and the repurchase amount, is recognized on a straight-line basis over the contract period.

On a comparable scope of operations and on a constant currency basis, working capital increased $317 million over the period.

At June 30, 2015, trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse (and, therefore, eliminated from the statement of financial position pursuant to the derecognition requirements) totaled $581 million ($654 million at December 31, 2014).

At June 30, 2015, CNH Industrial’s debt was $27,348 million ($29,701 million at the end of 2014), of which $12,710 million ($13,587 million at December 31, 2014) related to asset-backed financing operations. Remaining debt of $14,638 million at June 30, 2015 ($16,114 million at the end of 2014) included bonds of $8,520 million ($9,519 million at the end of 2014), bank loans of $5,233 million ($5,547 million at the end of 2014) and other indebtedness of $885 million ($1,048 million at the end of 2014). Debt decreased $2,353 million during the first half of 2015, mainly reflecting a decrease of $1,468 million due to currency translation impact, $1,126 million in repayments of bonds, and a decrease in asset-backed financing of $486 million partially offset by a new bond emission of $600 million and a net increase of $127 million in other debt. See Note 24 to the CNH Industrial Semi-Annual Condensed Consolidated Financial Statements for additional information on CNH Industrial’s indebtedness at June 30, 2015, including a table summarizing the maturity profile and interest rates payable on its outstanding bonds at that date.

At June 30, 2015, CNH Industrial’s net debt (a non-GAAP measure which is calculated as debt plus other financial liabilities, net of cash, cash equivalents, current securities and other financial assets, all as recorded in the consolidated statement of financial position) was $22,348 million, a decrease of $1,242 million, or -5.3%, compared with the $23,590 million at the end of 2014. The positive effect of the decrease in the lending portfolios of Financial Services ($357 million), of currency translation differences ($1,252 million) and of cash generated by operating activities ($290 million) was partially offset by capital expenditures of the period ($450 million) and by dividends distributed ($294 million).

CNH Industrial Group Liquidity and Capital Resources	17

The following table details CNH Industrial’s net debt at June 30, 2015 and at December 31, 2014, and provides a reconciliation of this non-GAAP measure to debt, the most directly comparable measure included in CNH Industrial’s consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using the net debt of Industrial Activities (i.e., net industrial debt). Net industrial debt is the primary indicator of changes in financial structure and, as such, is one of the key targets used to measure Group performance.

	At June 30, 2015			At December 31, 2014
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt(1):	(27,348)	(8,881)	(21,990)	(29,701)	(11,666)	(24,075)
Asset-backed financing	(12,710)	(19)	(12,692)	(13,587)	(82)	(13,561)
Other debt	(14,638)	(8,862)	(9,298)	(16,114)	(11,584)	(10,514)
Intersegment financial receivables(2)	—	2,676	847	—	4,692	1,348

Debt, net of intersegment balances	(27,348)	(6,205)	(21,143)	(29,701)	(6,974)	(22,727)

Other financial assets(3)	179	174	6	205	198	9
Other financial liabilities(3)	(164)	(154)	(11)	(235)	(221)	(16)
Liquidity:
Current securities	1	1	—	—	—	—
Cash and cash equivalents	4,984	3,131	1,853	6,141	4,123	2,018

Net (Debt)/Cash	(22,348)	(3,053)	(19,295)	(23,590)	(2,874)	(20,716)

(1)	Total Debt of Industrial Activities includes Intersegment notes payables to Financial Services of $847 million and $1,348 million at June 30, 2015 and December 31, 2014, respectively.
(2)	As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of consolidated Financial Services (included under intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury.
(3)	Other financial liabilities and other financial assets include, respectively, the negative and positive fair values of derivative financial instruments.

Total available liquidity (inclusive of $2,845 million and $2,716 million in undrawn committed facilities at June 30, 2015 and December 31, 2014, respectively) decreased $1,027 million to $7,830 million, mainly due to the CNH Industrial Finance Europe S.A. 5.25% €1 billion bond repayment in March 2015, negative currency translation differences, bank debt reduction and dividend distribution, partially offset by the CNH Industrial Capital LLC 3.875% $600 million bond issued in June 2015 and by cash generation of $290 million from operating activities. At June 30, 2015, Cash and cash equivalents included $749 million ($978 million at December 31, 2014) of restricted cash the use of which is primarily limited to the repayment of the debt relating to securitizations classified as asset-backed financing. This item also included at June 30, 2015, $157 million of cash and cash equivalents held by CNH Industrial’s Venezuelan subsidiary ($106 million at December 31, 2014).

CNH Industrial has traditionally relied upon the ABS market and committed asset-backed facilities as a primary source of funding and liquidity. The Group carried out term securitizations for a total amount of $2.3 billion in the first half of 2015 ($3.1 billion in the first half of 2014). CNH Industrial also established or renewed wholesale securitized credit facilities for a total commitment amount of $500 million in the first half of 2015 ($700 million in the first half of 2014).

CNH Industrial Group Liquidity and Capital Resources	18

Change in Net Industrial Debt

($ million)	1st Half 2015	1st Half 2014
Net industrial (debt)/cash at beginning of the period	(2,874)	(2,195)
Profit/(loss) for the period	207	549
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating lease)	558	554
Change in provisions for risks and charges and similar	(187)	61
Change in working capital	(495)	(1,625)
Investments in property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating lease)	(450)	(679)
Change in scope of consolidation and other changes	48	(147)
Net industrial cash flow	(319)	(1,287)
Capital increases and dividends	(277)	(373)
Translation exchange differences	417	51

Change in net industrial debt	(179)	(1,609)

Net industrial (debt)/cash at end of period	(3,053)	(3,804)

During the first half of 2015, net industrial debt increased $179 million to $3,053 million. Cash generation in the operations before change in working capital contributed for $578 million. Change in working capital negatively impacted by $495 million, mainly due to increase in inventories. Capital expenditures activity totaled $450 million. Currency translation differences positively affected net industrial debt by $417 million.

Change in Net debt of Financial Services

Net debt for Financial Services at June 30, 2015 was $1,421 million lower than year-end 2014, mainly due to the decrease in the lending portfolio ($349 million), the cash generated by operating activities ($243 million) and positive currency translation differences ($835 million).

CNH Industrial Group Liquidity and Capital Resources	19

CASH FLOWS ANALYSIS

In the first half of 2015 operating activities generated $290 million of cash. Investing activities generated a total of $126 million of cash, mainly due to a decrease in lending portfolio of Financial Services. Cash absorbed to fund capital expenditures totaled $450 million. Financing activities absorbed a total of $1,203 million in cash, mainly arising from bond repayment, dividends paid to the shareholders, net of new bond issuance.

In the first half of 2014, operating activities absorbed $340 million in cash. Investing activities absorbed $1,761 million of cash to fund capital expenditures of $691 million and increases in financial receivables of $1,151 million. Financing activities generated a total of $944 million in cash.

Statement of Cash Flows by Activity

		1st Half 2015			1st Half 2014
($ million)		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		6,141	4,123	2,018	6,489	4,010	2,479
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		207	207	183	549	549	188
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		561	558	3	557	554	3
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items		61	(172)	50	17	(221)	50
Dividends received		38	70	4	60	149	1
Change in provisions		(119)	(111)	(8)	120	123	(3)
Change in deferred income taxes		39	(6)	45	(7)	(15)	8
Change in items due to buy-back commitments	(a)	72	31	41	16	21	(5)
Change in operating lease items	(b)	(252)	1	(253)	(196)	4	(200)
Change in working capital		(317)	(495)	178	(1,456)	(1,625)	169

TOTAL		290	83	243	(340)	(461)	211

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(450)	(450)	—	(691)	(679)	(12)
Consolidated subsidiaries and other equity investments		(5)	(25)	—	(5)	(17)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		(3)	(3)	41	10	10	—
Net change in receivables from financing activities		357	8	349	(1,151)	19	(1,170)
Change in current securities		—	—	—	—	—	—
Other changes		227	1,525	(1,298)	76	99	(23)

TOTAL		126	1,055	(908)	(1,761)	(568)	(1,205)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities		(926)	(1,577)	651	1,317	1,085	232
Capital Increase		17	17	(21)	6	6	12
Dividends paid		(294)	(294)	(36)	(379)	(379)	(90)

TOTAL		(1,203)	(1,854)	594	944	712	154

Translation exchange differences		(370)	(276)	(94)	34	11	23

E) NET CHANGE IN CASH AND CASH EQUIVALENTS		(1,157)	(992)	(165)	(1,123)	(306)	(817)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,984	3,131	1,853	5,366	3,704	1,662

(a)	Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in profit/(loss), are recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.
(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

CNH Industrial Group Liquidity and Capital Resources	20

Industrial Activities

In the first half of 2015, Industrial Activities absorbed cash and cash equivalents totaling $992 million. Operating activities generated $83 million in cash including an increase in working capital of $495 million (on a comparable scope of operations and at constant exchange rates). Investing activities generated a total of $1,055 million in cash, primarily related to changes in net financial receivables/debt from/to Financial Services (included under other changes), partially offset by net investments in fixed assets and in subsidiaries and other equity investments. Financing activities absorbed cash of $1,854 million, primarily due to bond repayment and dividends paid to the shareholders.

Financial Services

In the first half of 2015, Financial Services absorbed cash and cash equivalents totaling $165 million. Operating activities generated $243 million in cash including a decrease in working capital of $178 million (on a comparable scope of operations and at constant exchange rates). Investing activities absorbed $908 million in cash of which 1,298 related to net financial receivables/debt from/to Industrial Activities, partially offset by a decrease in the lending portfolio that generated $349 million. Financing activities generated a total of $594 million in cash, primarily due to new bond issued on June by CNH Industrial Capital LLC.

CNH Industrial Group Liquidity and Capital Resources	21

OTHER INFORMATION

GROUP EMPLOYEES

As of June 30, 2015, CNH Industrial had 66,151 employees, a decrease of 1,432 from the 67,583 figure at March 31, 2015 and 3,056 from the 69,207 employees at year-end 2014.

The change compared to March 31, 2015 was attributable to a reduction in the workforce, mainly in the context of the Efficiency Program launched in 2014 including actions put in place by the Group to face the significant decrease in volumes for Agricultural Equipment, primarily in NAFTA and LATAM, as well as for Commercial Vehicles and Construction Equipment in LATAM.

The change compared to year-end 2014 is also attributable to the closure of Shanghai New Holland Agricultural Machinery Corporation Limited, a 60% owned joint venture, and to changes of the scope of the operations entailing a decrease of approximately 300 employees. This includes the transfer of the Irisbus plant in Valle Ufita, Avellino (Italy), effective January 1, 2015, to an external entrepreneur in the framework of a transfer of undertaking.

RELATED PARTY TRANSACTIONS

Refer to Note 30 “Related party transactions” of the Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015.

IMPORTANT EVENTS DURING THE FIRST SIX MONTHS OF 2015

On April 10, 2015, CNH Industrial announced that, in line with the ongoing Efficiency Program launched in 2014, will focus the operations of its Iveco commercial vehicles manufacturing facilities in Madrid and Valladolid, Spain. Under the announced plan, Madrid will be fully dedicated to the assembly of Stralis and Trakker heavy commercial vehicles and Valladolid will be transformed into a center of excellence for heavy commercial vehicles cab production. The transfer of cab operations from Madrid to Valladolid will be executed in two steps beginning mid-2015 and concluding at the end of 2016. In addition, the production of the extra heavy special vehicles and the chassis cab versions of the Iveco Daily light duty commercial vehicles, currently carried out, respectively, in Madrid and in Valladolid, will be transferred to existing facilities in Italy. The Iveco Astra plant, located in Piacenza, Italy, will assume production of the extra heavy special vehicles from Madrid in the second half of 2015 and the CNH Industrial’s facility in Suzzara, Italy, will become the central production hub for the Iveco Daily by the end of 2016.

At the CNH Industrial N.V. Annual General Meeting (AGM) held on April 15, 2015, Shareholders approved the 2014 Annual Report (including the Company’s 2014 financial statements) and the distribution of a dividend of €0.20 per common share. The cash dividend was declared in euro and was paid on April 29, 2015 for a total amount of $291 million (€272 million). Shareholders who at the record date (April 21, 2015) held common shares traded on the New York Stock Exchange received the dividend in U.S. dollars in the amount of $0.2142 per common share based on the official USD/EUR exchange rate reported by the European Central Bank on April 16, 2015. Shareholders also re-elected all of the eleven members of the Board of Directors already in office on the date of the AGM. Finally, Shareholders granted the Board the authority to acquire up to a maximum of 10% of the Company’s common shares outstanding at the AGM date. Such authorization is an instrument available for the Board of Directors, but places no obligation on the Company to repurchase its own shares.

On June 26, 2015, CNH Industrial Capital LLC, a wholly owned subsidiary of CNH Industrial N.V., completed its private offering of $600 million in aggregate principal amount of 3.875% notes due 2018, issued at an issue price of 99.642%. The notes, which are senior unsecured obligations of CNH Industrial Capital LLC, will pay interest semi-annually on January 15 and July 15 of each year, beginning on January 15, 2016, and are guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. The notes will mature on July 16, 2018.

SUBSEQUENT EVENTS

No significant events have occurred subsequent to June 30, 2015.

RISKS AND UNCERTAINTIES

The Company believes that the risks and uncertainties identified for the second half of 2015 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed that the Company presented in its Annual Report at December 31, 2014 prepared in accordance with IFRS as well as those Risk Factors identified and

CNH Industrial Group Other Information	22

discussed in Item 3.D of the Company’s annual report for 2014 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 4, 2015). Those risks and uncertainties should be read in conjunction with this 2015 Semi-Annual Report, including its notes and disclosures.

Additional risks not known to the Company, or currently believed not to be material, could later turn out to have a material impact on Company’s businesses, targets, revenues, income, assets, liquidity or capital resources.

2015 U.S. GAAP OUTLOOK

Starting from 2015, CNH Industrial manages its operations, assesses its performance and makes decision about resources allocation based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, also the full year guidance presented below is prepared under U.S. GAAP.

As a result of continued demand weakness in the agricultural row crop sector and in order to foster additional clearing of finished goods inventory, primarily in the North American and LATAM markets, the Company will adjust production accordingly in the second half of 2015.

Full year guidance is therefore updated as follows to reflect the negative impact on operating margin and the positive impact on working capital due to these production adjustments:

•	Net sales of Industrial Activities in the range of $26-27 billion, with an operating margin of Industrial Activities between 5.6% and 6.0%;

•	Net industrial debt at the end of 2015 between $2.0 billion and $2.2 billion.

CNH Industrial Group Other Information	23

CNH Industrial Group Other Information	24

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2015

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	25

CONSOLIDATED INCOME STATEMENT

($ million)	Note	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Net revenues	(1)	7,060	9,008	13,127	16,652
Cost of sales	(2)	5,770	7,249	10,817	13,438
Selling, general and administrative costs	(3)	590	719	1,129	1,438
Research and development costs	(4)	212	220	415	428
Other income/(expenses)	(5)	(31)	(19)	(42)	(37)
TRADING PROFIT/(LOSS)		457	801	724	1,311
Gains/(losses) on the disposal of investments	(6)	—	—	—	—
Restructuring costs	(7)	23	35	32	65
Other unusual income/(expenses)	(8)	(11)	(10)	(11)	(10)
OPERATING PROFIT/(LOSS)		423	756	681	1,236
Financial income/(expenses)	(9)	(157)	(179)	(312)	(394)
Result from investments:	(10)	16	30	26	56
Share of the profit/(loss) of investees accounted for using the equity method		16	30	28	56
Other income/(expenses) from investments		—	—	(2)	—
PROFIT/(LOSS) BEFORE TAXES		282	607	395	898
Income taxes	(11)	105	204	188	349
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		177	403	207	549
Profit/(loss) from discontinued operations		—	—	—	—
PROFIT/(LOSS) FOR THE PERIOD		177	403	207	549

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		178	399	206	544
Non-controlling interests		(1)	4	1	5

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.13	0.29	0.15	0.40
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(12)	0.13	0.29	0.15	0.40

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	26

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

($ million)	Note	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
PROFIT/(LOSS) FOR THE PERIOD (A)		177	403	207	549

Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefits plans	(22)	(62)	—	(59)	—
Income tax relating to Other comprehensive income that will not be reclassified subsequently to profit or loss	(22)	7	—	—	—
Total Other comprehensive income that will not be reclassified subsequently to profit or loss, net of tax (B1)		(55)	—	(59)	—
Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedges	(22)	81	(110)	42	(171)
Gains/(losses) on fair value of available-for-sale financial assets	(22)	—	—	—	—
Gains/(losses) on exchange differences on translating foreign operations	(22)	69	133	(112)	192
Share of other comprehensive income of entities consolidated by using the equity method	(22)	4	2	(25)	(2)
Income tax relating to components of Other comprehensive income that may be reclassified subsequently to profit or loss	(22)	(24)	29	(14)	49
Total Other comprehensive income that may be reclassified subsequently to profit or loss, net of tax (B2)		130	54	(109)	68
TOTAL OTHER COMPREHENSIVE INCOME, NET OF TAX (B) = (B1) + (B2)		75	54	(168)	68

TOTAL COMPREHENSIVE INCOME (A)+(B)		252	457	39	617

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the parent		253	454	39	613
Non-controlling interests		(1)	3	—	4

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	27

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

($ million)	Note	At June 30, 2015	At December 31, 2014
ASSETS
Intangible assets	(13)	5,811	6,031
Property, plant and equipment	(14)	6,339	6,733
Investments and other financial assets:	(15)	660	690
Investments accounted for using the equity method		605	633
Other investments and financial assets		55	57
Leased assets	(16)	1,712	1,518
Defined benefit plan assets		16	20
Deferred tax assets	(11)	1,500	1,655

Total Non-current assets		16,038	16,647

Inventories	(17)	7,325	7,140
Trade receivables	(18)	833	1,054
Receivables from financing activities	(18)	20,126	21,472
Current tax receivables	(18)	442	324
Other current assets	(18)	1,381	1,434
Current financial assets:		180	205
Current securities		1	—
Other financial assets	(19)	179	205
Cash and cash equivalents	(20)	4,984	6,141

Total Current assets		35,271	37,770

Assets held for sale	(21)	12	24

TOTAL ASSETS		51,321	54,441

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	28

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(CONTINUED)

($ million)	Note	At June 30, 2015	At December 31, 2014
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		7,314	7,534
Non-controlling interests		52	43

Total Equity	(22)	7,366	7,577

Provisions:		6,006	6,386
Employee benefits	(23)	2,697	2,831
Other provisions	(23)	3,309	3,555
Debt:	(24)	27,348	29,701
Asset-backed financing	(24)	12,710	13,587
Other debt	(24)	14,638	16,114
Other financial liabilities	(19)	164	235
Trade payables	(25)	5,944	5,982
Current tax payables		257	206
Deferred tax liabilities	(11)	374	399
Other current liabilities	(26)	3,862	3,955
Liabilities held for sale		—	—

Total Liabilities		43,955	46,864

TOTAL EQUITY AND LIABILITIES		51,321	54,441

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	29

CONSOLIDATED STATEMENT OF CASH FLOWS

($ million)	Note	1st Half 2015	1st Half 2014
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(20)	6,141	6,489
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES DURING THE PERIOD:
Profit/(loss) for the period		207	549
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		561	557
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		4	(1)
Other non-cash items		57	18
Dividends received		38	60
Change in provisions		(119)	120
Change in deferred income taxes		39	(7)
Change in items due to buy-back commitments	(a)	72	16
Change in operating lease items	(b)	(252)	(196)
Change in working capital		(317)	(1,456)
TOTAL		290	(340)
C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(450)	(691)
Consolidated subsidiaries and other equity investments		(5)	(5)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		(3)	10
Net change in receivables from financing activities		357	(1,151)
Change in current securities		—	—
Other changes		227	76
TOTAL		126	(1,761)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		600	1,868
Repayment of bonds		(1,126)	—
Issuance of other medium-term borrowings		973	1,767
Repayment of other medium-term borrowings		(1,122)	(1,679)
Net change in other financial payables and other financial assets/liabilities		(251)	(639)
Capital increase		17	6
Dividends paid		(294)	(379)
TOTAL		(1,203)	944
Translation exchange differences		(370)	34
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(1,157)	(1,123)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(20)	4,984	5,366

(a)	The cash flows generated by the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, are included under operating activities in a single line item, which includes changes in working capital, capital expenditures, depreciation and impairment losses. This item also includes gains and losses arising from the sales of vehicles transferred under buy-back commitments that occur before the end of the agreement term without repossession of the vehicle.
(b)	Cash flows generated during the period by operating lease arrangements are included in operating activities in a single line item which includes capital expenditures, depreciation, impairment losses and changes in inventories.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	30

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2013	25	3,114	5,005	55	(379)	—	(207)	(22)	71	7,662

Changes in equity for the first half of 2014
Capital increase	—	6	—	—	—	—	—	—	—	6
Dividends distributed	—	—	(375)	—	—	—	—	—	(4)	(379)
Increase/(decrease) in the Reserve for share-based payments	—	11	—	—	—	—	—	—	—	11
Total comprehensive income for the period	—	—	544	(122)	193	—	—	(2)	4	617
Other changes	—	—	—	—	—	—	—	—	(12)	(12)
AT JUNE 30, 2014	25	3,131	5,174	(67)	(186)	—	(207)	(24)	59	7,905

($ million)	Share capital	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Available- for-sale financial assets reserve	Defined benefit plans remeasurement reserve	Cumulative share of OCI of entities consolidated under the equity method	Non- controlling interests	Total
AT DECEMBER 31, 2014	25	3,170	5,540	(97)	(518)	—	(519)	(67)	43	7,577

Changes in equity for the first half of 2015
Capital increase	—	24	—	—	—	—	—	—	14	38
Dividends distributed	—	—	(291)	—	—	—	—	—	(3)	(294)
Increase/(decrease) in the Reserve for share-based payments	—	3	—	—	—	—	—	—	—	3
Total comprehensive income for the period	—	—	206	28	(111)	—	(59)	(25)	—	39
Other changes	—	—	5	—	—	—	—	—	(2)	3
AT JUNE 30, 2015	25	3,197	5,460	(69)	(629)	—	(578)	(92)	52	7,366

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	31

NOTES

CORPORATE INFORMATION

CNH Industrial N.V. (or the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed by the merger, completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. (the “Merger”).

CNH Industrial N.V. is incorporated in, and under the laws of, The Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, The Netherlands, and its corporate office in London, United Kingdom. The Group is involved in the manufacture and sale of agricultural and construction equipment, trucks and commercial vehicles and industrial and marine engines and transmission systems and axles.

The Semi-Annual Condensed Consolidated Financial Statements are presented in U.S. dollars. The functional currency of the parent company CNH Industrial N.V. is the euro.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

This Semi-Annual Report was authorized for issuance on August 6, 2015 and has been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee, formerly the Standing Interpretations Committee (“SIC”) and then the International Financial Reporting Interpretations Committee (“IFRIC”).

In particular, this Semi-Annual Report has been prepared in accordance with IAS 34 – Interim Financial Reporting applying the same accounting standards and policies used in the preparation of the CNH Industrial Consolidated Financial Statements at December 31, 2014, included in the Annual Report prepared under IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2014” or the “EU Annual Report”), other than those discussed in the following paragraph “Accounting standards, amendments and interpretations adopted from January 1, 2015”. This Semi-Annual Report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the CNH Industrial Consolidated Financial Statements at December 31, 2014.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of this interim condensed consolidated financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2014 for a detailed description of the more significant valuation procedures used by CNH Industrial.

Moreover, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. At the date of this Semi-Annual Report, the analysis performed did not indicate the need to recognize any significant impairment losses. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual financial statements. The recoverability of deferred tax assets is assessed quarterly using figures from budget and plans for subsequent years consistent with those used for impairment testing. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	32

CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. This Semi-Annual Report does not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information reference should be made to the “Risk management” section and Note 33 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2014.

Format of the financial statements

The Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant. In this income statement, the Group also presents subtotals for both Trading Profit and Operating Profit. Trading Profit represents Operating Profit before specific items that are considered to hinder comparison of the trading performance of the Group’s businesses either on a year-on-year basis or with other businesses. In detail, Trading Profit is a measure that excludes Gains/(losses) on the disposal of investments, Restructuring costs and Other unusual income/(expenses) which impact, and are indicative of, operational performance, but whose effects occur on a less frequent basis; each of these items is described as follows:

•	Gains/(losses) on the disposal of investments are defined as gains or losses incurred on the disposal of investments (both consolidated subsidiaries and unconsolidated associates or other investments), inclusive of transaction costs. The caption also includes gains/losses recognized in business combinations achieved in stages, when the Group’s previously held equity interest in the acquiree is re-measured at its acquisition-date fair value;

•	Restructuring costs are defined as costs associated with involuntary employee termination benefits pursuant to a one-time benefit arrangement, costs to consolidate or close facilities and relocate employees, and any other cost incurred for the implementation of restructuring plans; those plans reflect specific actions taken by management to improve the Group’s future profitability; and

•	Other unusual income/(expenses) are defined as asset write-downs (of plant, equipment or inventory) and provisions (or their subsequent reversal) arising from infrequent external events or market conditions.

CNH Industrial excludes the above items from Trading Profit because they are individually or collectively material items that are not considered to be representative of the routine trading performance of the Group’s businesses. Operating Profit captures all items which are operational in nature regardless of the rate of occurrence. By distinguishing operational items between Trading Profit and Operating Profit, the Group’s performance may be evaluated in a more effective manner, while still disclosing a higher level of detail.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. Companies carrying out industrial activities and those carrying out financial activities are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtain funds only partially from the market: the remainder are obtained from CNH Industrial N.V. through the Group’s treasury companies (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services companies as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.

The statement of cash flows is presented using the indirect method.

Re-measurement of Venezuelan assets

CNH Industrial’s Venezuelan subsidiary’s functional currency is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuela subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Group. As of June 30, 2015, there was a three-tiered exchange rate mechanism in Venezuela for exchanging bolivars into U.S. dollars: (1) the government-operated National Center of Foreign Commerce (CENCOEX), which has a fixed exchange rate of 6.3 bolivars per U.S. dollar mainly intended for the import of essential goods and services by designated industry sectors; (2) the auction-based Supplementary Foreign Currency Administration System (SICAD), which is intended for certain transactions, including foreign investments; and (3) an open market Marginal Foreign Exchange System (SIMADI), established in February 2015, which is available to companies and individuals to exchange foreign currency based on supply and demand. As of the end of the second quarter of 2015, the SICAD exchange rate was 12.0 bolivars per U.S. dollar. Subsequent to the end of the second quarter of 2015, a SICAD auction was held at which bolivars were exchanged for U.S. dollars at the rate of 12.8 bolivars per U.S. dollar. At June 30, 2015, the SIMADI rate closed at 197.3 Bs.F. to the U.S. dollar.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	33

Based on changes to the way Venezuela’s exchange rate mechanism operated, in 2014 CNH Industrial changed the Bs.F. rate used to re-measure its Venezuelan Commercial Vehicles business operations financial statements in U.S. dollars. Effective March 31, 2014, CNH Industrial started to use the exchange rate determined by U.S. dollar auctions conducted under the SICAD I. As a result, in the first quarter of 2014 CNH Industrial recorded a pre-tax re-measurement charge of $64 million. The SICAD exchange rate which CNH Industrial used at June 30, 2015 is 12.8 Bs.F. to the U.S. dollar, the latest rate at which, at the beginning of July 2015, bolivars were exchanged for U.S. dollars in a SICAD auction to which CNH Industrial’s Venezuelan subsidiary was admitted. The ability to pay dividends from Venezuela has been limited in recent periods due to the low volume of U.S. dollars available for conversion at favorable exchange rates.

CNH Industrial believes that significant uncertainty exists regarding the currency exchange mechanisms in Venezuela, including the nature of transactions that are eligible to flow through CENCOEX, SICAD or SIMADI, or any other new currency exchange mechanism that may emerge, how any such mechanisms will operate in the future, as well as the availability of U.S. dollars under each mechanism. CNH Industrial continues to closely monitor developments and may determine in the future that rates other than the SICAD exchange rate or the fixed exchange rate, as applicable, are appropriate for re-measurement of the net monetary assets of its Venezuelan operations, which approximated $153 million at June 30, 2015, including $157 million of cash and cash equivalents. If, at June 30, 2015, CNH Industrial had re-measured the net monetary assets of its Venezuela subsidiary at the SIMADI rate, which was 197.3 Bs.F. to the U.S. dollar, CNH Industrial would have incurred a pre-tax re-measurement charge of $128 million. If CNH Industrial were to conclude in the future that the SIMADI exchange rate is the appropriate rate for re-measurement of CNH Industrial’s Venezuelan operations, it would also likely lead to an impairment of all or a part of its non-monetary assets, which were approximately $47 million, excluding commercial real estate, at June 30, 2015. Any such re-measurement and potential impairment charges, if recognized, would be reflected as a non-recurring item and the majority would be classified in “Financial income/(expenses)” in the consolidated income statement. In addition, if CNH Industrial were to conclude in the future that the SIMADI exchange rate is the appropriate rate for re-measurement of its Venezuelan subsidiary, its results of operations in Venezuela for the remainder of 2015 would expect to generate approximately 0% of both its net revenues and trading profit.

Despite the significant macroeconomic challenges in Venezuela, CNH Industrial expects to continue its presence in the Venezuelan market for the foreseeable future. Therefore, CNH Industrial continues to work proactively with the Venezuelan official agencies to ensure they understand its Venezuelan operations’ business needs and potential production opportunities. It will continue to monitor developments in Venezuela to assess whether government restrictions and exchange rate controls evolve such that CNH Industrial no longer maintains a controlling financial interest in such Venezuelan operations.

In this context, any further devaluation of the bolivar, change in the currency exchange mechanisms, limitation in the volume of U.S. dollars available for conversion, additional governmental actions or fluctuation of the auction-based SICAD exchange rate could adversely affect CNH Industrial’s financial position, its results of operations, and its ability to make effective business decisions with respect to its Venezuelan operations or to continue to operate in Venezuela in the same manner as it has historically.

New standards and amendments effective from January 1, 2015

The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Semi-Annual Condensed Consolidated Financial Statements:

•	On November 21, 2013, the IASB issued narrow scope amendments to IAS 19 – Employee Benefits, entitled Defined Benefit Plans: Employee Contributions (Amendments to IAS 19). The amendment applies to contributions from employees or third parties to defined benefit plans, in order to simplify the accounting for contributions that are independent of the number of years of employee service (for example, employee contributions that are calculated according to a fixed percentage of salary). The amendment is effective, retrospectively, from July 1, 2014, with earlier application permitted. The application of this amendment did not have any significant effect on this Semi-Annual Report.

•	On December 12, 2013, the IASB issued the Annual Improvements to IFRSs 2010 – 2012 Cycle and the Annual Improvements to IFRSs 2011– 2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 – Share Based Payment, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 – Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 – Related Party Disclosures, the extension of the exclusion from the scope of IFRS 3 – Business Combinations to all types of joint arrangements (as defined in IFRS 11 – Joint Arrangements) and clarifications about the application of certain exceptions in IFRS 13 – Fair Value Measurement. These amendments are effective for annual periods beginning on or after July 1, 2014, with early application permitted. The application of these amendments did not have any significant effect on this Semi-Annual Report.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	34

At the date of this Semi-Annual Report, the IASB had not issued any new standards, amendments or interpretations. However, on July 22, 2015, following a public consultation, the IASB confirmed a one-year deferral of the effective date of the revenue standard, IFRS 15 – Revenue from Contracts with Customers, to January 1, 2018. The formal amendment to the standard, specifying the new effective date, is expected to be issued in September 2015.

Reference should be made to the paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2014, for a detailed description of new standards not yet effective as of June 30, 2015.

SCOPE OF CONSOLIDATION

There have been no significant changes in the scope of consolidation during the first half of 2015.

OTHER INFORMATION

Other sections of this Semi-Annual Report provide information on important events occurred since the end of the period and business outlook.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	35

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

An analysis of Net revenues (net of intra-Group transactions) by operating segment is as follows:

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Industrial Activities:
Agricultural Equipment	3,035	4,436	5,611	8,142
Construction Equipment	740	931	1,342	1,705
Commercial Vehicles	2,518	2,740	4,599	5,076
Powertrain	404	511	827	958
Total Industrial Activities	6,697	8,618	12,379	15,881
Financial Services	363	390	748	771

Total Net revenues	7,060	9,008	13,127	16,652

2.	Cost of sales

Cost of sales comprises the following:

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Interest cost and other financial charges from Financial Services	170	193	343	378
Other costs of sales	5,600	7,056	10,474	13,060

Total Cost of sales	5,770	7,249	10,817	13,438

3.	Selling, general and administrative costs

Selling costs amount to $272 million and $518 million in the second quarter of 2015 and in the first half of 2015, respectively ($335 million and $662 million in the second quarter of 2014 and in the first half of 2014, respectively) and mainly include marketing, advertising and sales personnel costs.

General and administrative costs were $318 million and $611 million in the second quarter of 2015 and in the first half of 2015, respectively ($384 million and $776 million in the second quarter of 2014 and in the first half of 2014, respectively) and mainly include expenses for administration which are not attributable to sales, production and research and development functions.

4.	Research and development costs

In the second quarter of 2015, research and development costs of $212 million ($220 million in the second quarter of 2014) include all the research and development costs not recognized as assets amounting to $104 million ($117 million in the second quarter of 2014), and the amortization of capitalized development costs of $108 million ($103 million in the second quarter of 2014). During the period CNH Industrial incurred new expenditure for capitalized development costs of $127 million ($185 million in the second quarter of 2014).

In the first half of 2015, research and development costs of $415 million ($428 million in the first half of 2014) include all the research and development costs not recognized as assets amounting to $199 million ($232 million in the first half of 2014), and the amortization of capitalized development costs of $216 million ($196 million in first half of 2014). During the period CNH Industrial incurred new expenditure for capitalized development costs of $225 million ($338 million in the first half of 2014).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	36

5.	Other income/(expenses)

This item consists of miscellaneous operating costs which cannot be allocated to specific functional areas, such as indirect taxes and duties, and accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from trading operations which is not attributable to the sale of goods and services.

6.	Gains/(losses) on the disposal of investments

Gains/(losses) on the disposal of investments amount to zero in the second quarter of 2015 and in the first half of 2015 (zero in the corresponding periods of 2014).

7.	Restructuring costs

Restructuring costs for the second quarter of 2015 amounted to $23 million, mainly related to Agricultural Equipment and Commercial Vehicles (restructuring costs of $35 million in the second quarter of 2014, related to Construction Equipment and Commercial Vehicles).

In the first half of 2015, the net balance of this item amounts to expenses of $32 million, mainly related to Agricultural Equipment and Commercial Vehicles (expenses of $65 million in the first half of 2014, related to Construction Equipment and Commercial Vehicles).

8.	Other unusual income/(expenses)

In the second quarter of 2015 and in the first half of 2015 this item amounts to a net loss of $11 million (net loss of $10 million in the corresponding periods of 2014).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	37

9.	Financial income/(expenses)

In addition to the items forming part of the specific lines of the income statement, the following analysis of Net financial income/(expenses) in the second quarter and in the first half of 2015 also takes into account the Interest income from customers and other financial income of Financial Services included in Net revenues for $239 million and $467 million in the second quarter of 2015 and in the first half of 2015, respectively ($259 million and $509 million in the second quarter of 2014 and in the first half of 2014, respectively) and the costs incurred by Financial Services included in Interest expense and other financial charges from Financial Services included in Cost of sales for $170 million and $343 million in the second quarter of 2015 and in the first half of 2015, respectively ($193 million and $378 million in the second quarter of 2014 and in the first half of 2014, respectively).

A reconciliation to the income statement is provided under the following table.

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Financial income:
Interest earned and other financial income	29	18	60	32
Interest income from customers and other financial income of Financial Services	239	259	467	509

Total financial income	268	277	527	541

of which:
Financial income, excluding Financial Services(a)	29	18	60	32

Interest and other financial expenses:
Interest cost and other financial expenses	258	321	550	625
Write-downs of financial assets	35	30	60	61
Interest costs on employee benefits	17	21	34	41

Total interest and other financial expenses	310	372	644	727

Net (income)/expenses from derivative financial instruments and exchange differences	46	18	71	77

Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	356	390	715	804

of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services(b)	186	197	372	426

Net financial income/(expenses) excluding Financial Services(a) - (b)	(157)	(179)	(312)	(394)

Net financial expenses for the second quarter of 2015 and the first half of 2015, excluding those of Financial Services, amounted to $157 million and $312 million ($179 million and $394 million in the second quarter of 2014 and in the first half of 2014). Net financial expenses included a pre-tax gain of $1 million and a pre-tax charge of $63 million in the second quarter of 2014 and in the first half of 2014, respectively, due to the re-measurement of Venezuelan assets denominated in bolivars following the changes in Venezuela’s exchange rate mechanism.

10.	Result from investments

The item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method for an amount equal to an income of $16 million and $28 million in the second quarter of 2015 and in the first half of 2015, respectively ($30 million and $56 million in the second quarter of 2014 and in the first half of 2014, respectively).

The Result from investments in the second quarter of 2015 is a gain amounting to $16 million (a gain of $30 million in the second quarter of 2014) and mainly consists of: entities of Agricultural Equipment totaling $14 million ($18 million in the second quarter of 2014), entities of Commercial Vehicles totaling $-3 million ($8 million in the second quarter of 2014), and entities of Financial Services totaling $4 million ($4 million in the second quarter of 2014).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	38

The Result from investments in the first half of 2015 is a gain amounting to $26 million (a gain of $56 million in the first half of 2014) and mainly consists of: entities of Agricultural Equipment totaling $22 million ($35 million in the first half of 2014), entities of Commercial Vehicles totaling $-6 million ($13 million in the first half of 2014), and entities of Financial Services totaling $10 million ($8 million in the first half of 2014).

11.	Income taxes

Income taxes recognized in the consolidated income statement consist of the following:

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Current taxes	147	259	167	394
Deferred taxes	(47)	(30)	16	(21)
Taxes relating to prior periods	5	(25)	5	(24)

Total Income taxes	105	204	188	349

Income taxes totaled $105 million for the second quarter of 2015 ($204 million for the second quarter of 2014), representing an effective tax rate of 37.2% for the quarter, compared to an effective tax rate of 33.6% for the second quarter of 2014 which had been impacted by certain discrete tax benefits as a result of the favorable resolution of tax audits.

Income taxes totaled $188 million for the first half of 2015 ($349 million in the first half of 2014), representing an effective tax rate of 47.6% for the period, compared to an effective tax rate of 38.9% for the first half of 2014 which had been impacted by certain discrete tax benefits as a result of the favorable resolution of tax audits in the second quarter of 2014. Instead, the effective tax rate for the first half of 2015 was negatively impacted by the inability to record deferred tax assets on losses in certain jurisdictions.

CNH Industrial recognizes in its consolidated statement of financial position within Deferred tax asset, the amount of Deferred tax assets less the Deferred tax liabilities of the individual consolidated companies, where these may be offset. Amounts recognized are as follows:

($ million)	At June 30, 2015	At December 31, 2014
Deferred tax assets	1,500	1,655
Deferred tax liabilities	(374)	(399)

Total	1,126	1,256

12.	Earnings per share

The basic earnings per common share for the second quarter of 2015 and the first half of 2015, and for the corresponding periods of 2014, are determined by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any additional economic rights. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve. The impact of this special voting dividend reserve on the earnings per share of the common shares is not material. For more detailed information on the composition of share capital, refer to Note 22 “Equity”.

The following table sets out the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding used to calculate basic earnings per share for the second quarter of 2015, the first half of 2015 and the corresponding periods of 2014:

		2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Profit/(loss) for the period attributable to the owners of the parent	$ million	178	399	206	544
Weighted average number of common shares outstanding during the period – basic	thousand	1,360,969	1,354,189	1,359,983	1,353,332
Basic earnings per common share	$	0.13	0.29	0.15	0.40

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	39

The diluted earnings per share for the second quarter and the first half of 2015 and for the corresponding periods of 2014 have been determined by increasing the weighted average number of common shares outstanding to take into consideration the dilutive share equivalents outstanding during each period, deriving from the CNH Industrial share-based payments awards.

The following tables sets out for the second quarter and the first half of 2015 and for the corresponding periods of 2014 the Profit/(loss) for the period attributable to the owners of the parent and the weighted average number of common shares outstanding during the period used in the calculation of diluted earnings per share:

		2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Profit/(loss) for the period attributable to the owners of the parent	$ million	178	399	206	544
Weighted average number of common shares outstanding during the period – diluted (a)	thousand	1,362,548	1,360,239	1,362,291	1,359,262
Diluted earnings per common share	$	0.13	0.29	0.15	0.40

(a)	0.5 million and 0.9 million of Restricted Share Units for the second quarter of 2015 and the first half of 2015, respectively (4.1 million and 4.1 million for the second quarter of 2014 and the first half of 2014, respectively) were outstanding but not included in the calculation of diluted earnings per share as the impact of these shares would have been anti-dilutive.

13.	Intangible assets

($ million)	Net of amortization at December 31, 2014	Additions	Amortization	Foreign exchange effects and other changes	Net of amortization at June 30, 2015
Goodwill	2,494	—	—	(17)	2,477
Development costs	2,819	225	(216)	(173)	2,655
Other	718	21	(50)	(10)	679

Total Intangible assets	6,031	246	(266)	(200)	5,811

Goodwill consists of net goodwill mainly resulting from the purchase of the Case group. Total Goodwill is allocated to each segment as follows: Agricultural Equipment for $1,698 million, Construction Equipment for $585 million, Commercial Vehicles for $58 million, Powertrain for $5 million and Financial Services for $131 million.

14.	Property, plant and equipment

($ million)	Net of depreciation at December 31, 2014	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at June 30, 2015
Property, plant and equipment	4,780	204	(295)	(273)	13	4,429
Assets sold with a buy-back commitment	1,953	338	(95)	(137)	(149)	1,910

Total Property plant and equipment	6,733	542	(390)	(410)	(136)	6,339

15.	Investments and other financial assets

($ million)	At June 30, 2015	At December 31, 2014
Investments	616	645
Non-current financial receivables	43	44
Other securities	1	1

Total Investments and other financial assets	660	690

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	40

Changes in Investments are as follows:

($ million)	At December 31, 2014	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Other changes	At June 30, 2015
Investments	645	26	5	(60)	616

At June 30, 2015 the item Investments totals $616 million ($645 million at December 31, 2014) and includes, among others, the following investments: Naveco (Nanjing Iveco Motor Co.) Ltd. $223 million ($215 million at December 31, 2014), Turk Traktor ve Ziraat Makineleri A.S. $79 million ($107 million at December 31, 2014) and CNH Industrial Capital Europe S.a.S. $106 million ($110 million at December 31, 2014).

Other changes consist of a net decrease of $60 million, mainly due to dividends of $38 million distributed by companies accounted for using the equity method and to unfavorable foreign exchange translation impact of $25 million.

Revaluations and write-downs consist of adjustments for the result of the period to the carrying value of investments accounted for under the equity method. Write-downs also include any loss in value in investments accounted for under the cost method.

16.	Leased assets

($ million)	Net of depreciation at December 31, 2014	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at June 30, 2015
Leased assets	1,518	518	(100)	(20)	(204)	1,712

17.	Inventories

($ million)	At June 30, 2015	At December 31, 2014
Raw materials, supplies and finished goods	7,292	7,107
Gross amount due from customers for contract works	33	33

Total Inventories	7,325	7,140

Inventories at June 30, 2015 include assets which are no longer subject to operating lease arrangements or buy-back commitments and are held for sale for a total amount of $297 million ($283 million at December 31, 2014). Excluding these amounts, Inventories rose by $171 million during the first half of 2015. Excluding exchange rate differences, total Inventories increased $646 million in the first half of 2015.

18.	Current receivables and Other current assets

($ million)	At June 30, 2015	At December 31, 2014
Trade receivables	833	1,054
Receivables from financing activities	20,126	21,472
Current tax receivables	442	324
Other current assets:
Other current receivables	1,205	1,264
Accrued income and prepaid expenses	176	170

Total Other current assets	1,381	1,434

Total Current receivables and Other current assets	22,782	24,284

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	41

Other current receivables include amounts due from the tax authorities, security deposits and miscellaneous receivables.

Receivables from financing activities include the following:

($ million)	At June 30, 2015	At December 31, 2014
Retail financing	10,358	11,023
Dealer financing	8,978	9,400
Finance leases	713	955
Other	77	94

Total Receivables from financing activities	20,126	21,472

Receivables from financing activities decreased by $1,346 million during the first half of 2015. Excluding a translation foreign exchange negative impact of $934 million mainly arising from trends in U.S. dollar/Brazilian real, U.S. dollar/ Pound sterling and U.S. dollar/Swiss franc rates, this item decreased by $412 million, mainly as the result of reductions in the LATAM portfolio (retail and wholesale) and the NAFTA wholesale portfolio.

Sales of receivables

CNH Industrial has discounted receivables and bills without recourse having due dates beyond June 30, 2015 amounting to $581 million ($654 million at December 31, 2014, with due dates beyond that date), which refer to trade receivables and other receivables for $529 million ($585 million at December 31, 2014) and receivables from financing activities for $52 million ($69 million at December 31, 2014).

19.	Other financial assets and Other financial liabilities

These items include, respectively, the positive and negative measurement at fair value of derivative financial instruments at June 30, 2015.

In particular, the overall change in Other financial assets (from $205 million at December 31, 2014 to $179 million at June 30, 2015), and in Other financial liabilities (from $235 million at December 31, 2014 to $164 million at June 30, 2015), is mainly due to the changes in exchange rates and interest rates over the period.

As this item principally consists of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

20.	Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At June 30, 2015, this item includes approximately $749 million ($978 million at December 31, 2014) of restricted cash whose use is primarily limited to the repayment of the debt relating to securitizations classified as Asset-backed financing.

At June 30, 2015, this item also includes $157 million of cash and cash equivalents held by CNH Industrial Venezuelan subsidiary ($106 million at December 31, 2014).

21.	Assets held for sale

Assets held for sale at June 30, 2015 and at December 31, 2014 consist of buildings and factories mainly attributable to Financial Services and Agricultural Equipment.

22.	Equity

Total Equity at June 30, 2015 decreased by $211 million over December 31, 2014, mainly due to the negative effect of dividend distributed of $294 million and negative exchange differences of $137 million partially offset by the profit of $207 million for the period and by an increase of $42 million in the cash flow hedge reserve.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	42

Share capital

Share capital, fully paid-in, amounts to €18 million (equivalent to $25 million) at June 30, 2015 and consists of 1,361,109,279 common shares and 474,474,276 special voting shares, of which 60,582,633 were acquired by CNH Industrial N.V. (“the Company”) following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register, all with a par value of €0.01 each.

The special voting shares have minimal economic entitlements as the purpose of the special voting shares is to grant long-term shareholders with an extra voting right by means of granting an additional special voting share, without granting such shareholders with any economic rights additional to the ones pertaining to the common shares. However, as a matter of Dutch law, such special voting shares cannot be fully excluded from economic entitlements. Therefore, the Articles of Association provide that only a minimal dividend accrues to the special voting shares, which is not distributed, but allocated to a separate special dividend reserve.

For more complete information on the share capital of CNH Industrial N.V., reference should be made to Note 24 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2014.

Treasury shares

At the Annual General Meeting (the “AGM”) held on April 15, 2015, shareholders granted the Board of Directors (the “Board”) the authority to repurchase up to a maximum of 10% of the Company’s common shares outstanding at the same date. The authorization is an instrument available to the Board of Directors, but places no obligation on the Company to repurchase its own shares. Under the authorization, which is valid for a period of 18 months from the date of the AGM and therefore up to and including October 14, 2016, the Board may repurchase the Company’s common shares in accordance with applicable regulations at a price not to exceed 10% of the market price reported on the stock exchange through which the repurchase(s) are made – New York Stock Exchange (NYSE) and/or Mercato Telematico Azionario (MTA).

At June 30, 2015, CNH Industrial N.V. does not own directly or indirectly treasury common shares since that instrument was not exercised by the Board. As above discussed with reference to Share capital, at June 30, 2015 the Company only owned 60,582,633 special voting shares acquired following the de-registration of the corresponding amount of qualifying common shares from the Loyalty Register.

Capital reserves

At June 30, 2015 capital reserves amounting to $3,197 million ($3,170 million at December 31, 2014) mainly include the effects of the Merger.

Earnings reserves

Earnings reserves, amounting to $5,460 million at June 30, 2015 ($5,540 million at December 31, 2014) mainly consist of retained earnings and profits attributable to the owners of the parent.

On March 2, 2015, the Board of Directors of CNH Industrial N.V. recommended to the Company’s Shareholders a dividend of €0.20 per common share. The proposal was approved by the Company’s Shareholders at the AGM held on April 15, 2015. The cash dividend was declared in euro and has been paid on April 29, 2015 for a total amount of $291 million (€272 million). Shareholders who at the record date (April 21, 2015) held common shares traded on the New York Stock Exchange received the dividend in U.S. dollars in the amount of $0.2142 per common share on the official USD/EUR exchange rate reported by the European Central Bank on April 16, 2015.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	43

Other comprehensive income

The amount of Other comprehensive income can be analyzed as follows:

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(62)	—	(59)	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss (A)	(62)	—	(59)	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments arising during the period	(5)	(89)	(128)	(126)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	86	(21)	170	(45)
Gains/(losses) on cash flow hedging instruments	81	(110)	42	(171)
Gains/(losses) on the remeasurement of available-for-sale financial assets arising during the period	—	—	—	—
(Gains)/losses on the remeasurement of available-for-sale financial assets reclassified to profit or loss	—	—	—	—
Gains/(losses) on the remeasurement of available-for-sale financial assets	—	—	—	—
Exchange gains/(losses) on translating foreign operations arising during the period	69	133	(112)	192
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—	—	—
Exchange gains/(losses) on translating foreign operations	69	133	(112)	192
Share of Other comprehensive income of entities accounted for using the equity method arising during the period	4	2	(25)	(2)
Reclassification adjustment for the share of Other comprehensive income of entities accounted for using the equity method	—	—	—	—
Share of Other comprehensive income of entities accounted for using the equity method	4	2	(25)	(2)

Total Other comprehensive income that may be reclassified subsequently to profit or loss (B)	154	25	(95)	19

Tax effect of the other components of Other comprehensive income (C)	(17)	29	(14)	49

Total Other comprehensive income, net of tax (A) + (B) + (C)	75	54	(168)	68

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	44

The income tax effect relating to Other comprehensive income can be analyzed as follows:

	2nd Quarter 2015			2nd Quarter 2014			1st Half 2015			1st Half 2014
($ million)	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount	Before tax amount	Tax (expense) benefit	Net-of-tax amount
Other comprehensive income that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(62)	7	(55)	—	—	—	(59)	—	(59)	—	—	—

Total Other comprehensive income that will not be reclassified subsequently to profit or loss	(62)	7	(55)	—	—	—	(59)	—	(59)	—	—	—

Other comprehensive income that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	81	(24)	57	(110)	29	(81)	42	(14)	28	(171)	49	(122)
Gains/(Losses) on the remeasurement of available-for-sale financial assets	—	—	—	—	—	—	—	—	—	—	—	—
Exchange gains/(losses) on translating foreign operations	69	—	69	133	—	133	(112)	—	(112)	192	—	192
Share of Other comprehensive income of entities accounted for using the equity method	4	—	4	2	—	2	(25)	—	(25)	(2)	—	(2)

Total Other comprehensive income that may be reclassified subsequently to profit or loss	154	(24)	130	25	29	54	(95)	—	(109)	19	49	68

Total Other comprehensive income	92	(17)	75	25	29	54	(95)	(14)	(168)	19	49	68

Share-based compensation

In the first half of 2015, CNH Industrial issued to selected employees approximately 1.2 million Restricted Share Units (RSUs), with a weighted average fair value of $8.33 per share, under the CNH Industrial N.V. Equity Incentive Plan approved by the AGM held on April 16, 2014.

CNH Industrial recognized total share-based compensation expense of $11 million and $6 million for the second quarter of 2015 and 2014, respectively, and $24 million and $11 million for the first half of 2015 and 2014, respectively.

23.	Provisions

($ million)	At June 30, 2015		At December 31, 2014
Employee benefits		2,697		2,831
Other provisions:
Warranty and technical assistance provision	951		1,020
Restructuring provision	53		107
Investment provision	6		6
Other risks	2,299		2,422

Total Other provisions		3,309		3,555

Total Provisions		6,006		6,386

Total Provisions decreased $380 million in the first half of 2015, of which $292 million attributable to exchange rate differences.

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks amount to $2,299 million at June, 2015 ($2,422 million at December 31, 2014) and mainly include provisions for contractual and commercial risks and disputes.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	45

24.	Debt

($ million)	At June 30, 2015		At December 31, 2014
Asset-backed financing		12,710		13,587
Other debt:
Bonds	8,520		9,519
Borrowings from banks	5,233		5,547
Payables represented by securities	651		701
Other	234		347

Total Other debt		14,638		16,114

Total Debt		27,348		29,701

Debt decreased $2,353 million during the first half of 2015, mainly reflecting a decrease of $1,468 million due to currency translation impact, $1,126 million in repayments of bonds, and a decrease in asset-backed financing of $486 million partially offset by a new bond emission of $600 million and a net increase of $127 million in other debt.

In June 2015, CNH Industrial Capital LLC issued a $600 million bond maturing in 2018 and bearing fixed interest at a rate of 3.875% payable semi-annually.

The major bond issues outstanding at June 30, 2015 are the following:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Global Medium Term Notes:
CNH Industrial Finance Europe S.A.(1)	EUR	1,200	6.25%	March 9, 2018	1,343
CNH Industrial Finance Europe S.A.(1)	EUR	1,000	2.75%	March 18, 2019	1,119
CNH Industrial Finance Europe S.A.(1)	EUR	700	2.875%	September 27, 2021	783

Total Global Medium Term Notes					3,245

Other bonds:
CNH Industrial Capital LLC	USD	750	3.875%	November 1, 2015	750
CNH Industrial America LLC	USD	254	7.25%	January 15, 2016	254
CNH Industrial Capital LLC	USD	500	6.25%	November 1, 2016	500
CNH Industrial Capital LLC	USD	500	3.25%	February 1, 2017	500
Case New Holland Industrial Inc.	USD	1,500	7.875%	December 1, 2017	1,500
CNH Industrial Capital LLC	USD	600	3.625%	April 15, 2018	600
CNH Industrial Capital LLC	USD	600	3.875%	July 16, 2018	600
CNH Industrial Capital LLC	USD	500	3.375%	July 15, 2019	500

Total Other bonds					5,204

Hedging effect and amortized cost valuation					71

Total Bonds					8,520

(1)	Bond listed on the Irish Stock Exchange.

Further information about bonds is included in Note 27 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2014.

The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge, pari passu and cross default clauses. A breach of these commitments can lead to the early repayment of the issued notes. In addition, the bonds guaranteed by CNH Industrial N.V. under the Global Medium Term Note Programme, contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. associated with a downgrading by a ratings agency.

The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds, also for purposes of their cancellation. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Available committed credit lines expiring after twelve months amount to approximately $2.8 billion at June 30, 2015 ($2.7 billion at December 31, 2014).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	46

Finally, Debt secured with mortgages and other liens on assets of the Group amounts to $146 million at June 30, 2015 ($150 million at December 31, 2014); this amount includes balances of $60 million ($64 million at December 31, 2014) due to creditors for assets acquired under finance leases.

25.	Trade payables

Trade payables of $5,944 million at June 30, 2015 decreased by $38 million from the amount at December 31, 2014.

26.	Other current liabilities

At June 30, 2015, Other current liabilities mainly include $1,960 million of amounts payable to customers relating to buy-back agreements ($1,962 million at December 31, 2014) and accrued expenses and deferred income of $489 million ($570 million at December 31, 2014).

27.	Guarantees granted, commitments and contingent liabilities

Guarantees granted

At June 30, 2015 the Group has provided guarantees on the debt or commitments of third parties or unconsolidated subsidiaries, joint ventures and associates totaling $300 million ($383 million at December 31, 2014). These guarantees mainly consist of obligations of certain CNH Industrial’s companies undertaken in the interest of certain dealers in relation to bank financings, as well as performance guarantees in the interest of a joint venture of Commercial Vehicles.

Contingent liabilities

As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, particularly in the areas of product liability, product performance, retail and wholesale credit, competition and antitrust law, intellectual property matters, disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters.

The outcome of any current or future proceedings cannot be predicted with certainty. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial financial position and results.

When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Consolidated Financial Statements.

CNH Industrial N.V. is successor to Fiat Industrial S.p.A. – a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial S.p.A. (the “Demerger”). As such, CNH Industrial N.V. continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial N.V. may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At June 30, 2015, the outstanding Liabilities amount to approximately $1.4 billion (of which approximately $1.1 billion consists of bonds guaranteed by FCA). CNH Industrial evaluated as extremely remote the risk of FCA’s insolvency and therefore no specific provision has been accrued in respect of the above mentioned potential joint liability.

Starting January 2011, Iveco and certain of its competitors have been subject to an investigation being conducted by the European Commission into certain business practices of the leading manufacturers of trucks and commercial vehicles in the European Union in relation to alleged anti-competitive behavior.

On November 20, 2014, Iveco received a Statement of Objections from the European Commission alleging that Iveco and other companies in the heavy and medium truck industry had breached EU antitrust rules. The Commission indicated that it would seek to impose significant fines on the manufacturers. The Statement of Objections is a formal step in the Commission’s investigative process and details the Commission’s preliminary view of the conduct of the companies involved.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	47

The Statement of Objections is not a final decision and, as such, it does not prejudice the final outcome of the proceedings. Under the applicable procedural rules, the Commission will review the manufacturers’ responses before issuing a decision and any decision would be subject to further appeals.

Iveco is evaluating the Statement of Objections and the documents on the Commission’s case file, and intends to issue its response to the Commission in due course and to avail itself of any opportunity allowed by the procedure to clarify its position in this matter. Given the numerous uncertainties in the next stages of the investigation, CNH Industrial is unable to predict the outcome or to estimate the potential fine at this time.

For further information concerning CNH Industrial’s contingent liabilities, refer to the “Contingent liabilities” section of Note 30 to the CNH Industrial Consolidated Financial Statements at December 31, 2014.

28.	Segment reporting

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.

CNH Industrial has the following five operating segments:

•	Agricultural Equipment, which designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe. Subsequent to the acquisition of Miller-St. Nazianz, Inc. (“Miller”) in November 2014, certain products are also sold under the Miller brand, primarily in North America.

•	Construction Equipment, which designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, telehandlers and trenchers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands;

•	Commercial Vehicles, which designs, produces and sells a full range of light, medium and heavy vehicles for the transportation and distribution of goods through the Iveco brand, commuter buses and touring coaches through the Iveco Bus and Heuliez Bus brands, quarry and mining equipment through the Iveco Astra brand, firefighting vehicles through the Magirus brand and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand;

•	Powertrain, which designs, manufactures and offers a range of propulsion, transmission systems and axles for on and off-road applications, as well as engines for marine application and power generation through the FPT Industrial brand; and

•	Financial Services, which offers a range of financial services to CNH Industrial’s dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial’s dealers. In addition, Financial Services provides wholesale financing to CNH Industrial’s dealers, which primarily consists of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

The activities carried out by the four industrial segments Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain, as well as Corporate functions, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

Historically and through 2014, the CODM assessed the performance of the operating segments mainly on the basis of Trading profit/(loss), earned by those segments, prepared in accordance with IFRS. Due to the CNH Industrial’s transition to reporting under U.S. GAAP during 2014, the CODM began reviewing the performance of the operating segments using also the Operating profit prepared in accordance with U.S. GAAP, a non-GAAP measure. Starting from 2015, the CODM reviews the performance of and allocates resources to the operating segments using only key measures prepared in accordance with U.S. GAAP, as described in the following. Operating profit of Industrial Activities under U.S. GAAP is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of Financial Services under U.S. GAAP is defined as revenues, less selling, general and administrative expenses, interest expense and certain other operating expenses. In addition, with reference to Financial

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	48

Services, the CODM assesses the performance of the segment on the basis of the Net income prepared in accordance with U.S. GAAP. Segment information for the comparative period has been recast to conform to the current year’s presentation.

Operating profit under U.S. GAAP by reportable segment for the second quarter and the first half of 2015 and the corresponding periods of 2014 is summarized as follows:

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Agricultural Equipment	263	632	467	1,096
Construction Equipment	35	28	35	31
Commercial Vehicles	67	(21)	68	(91)
Powertrain	53	64	89	98
Eliminations and other	(17)	(25)	(35)	(44)

Total Industrial Activities	401	678	624	1,090

Financial Services	140	152	269	286
Eliminations and other	(74)	(94)	(142)	(174)

Total Operating profit under U.S. GAAP	467	736	751	1,202

A reconciliation from consolidated Operating profit under U.S. GAAP to Profit/(loss) before taxes under IFRS for the second quarter and the first half of 2015 and the corresponding periods of 2014 is provided below:

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Operating profit under U.S. GAAP	467	736	751	1,202
Adjustments/reclassifications to convert from Operating profit under U.S. GAAP to Profit/(loss) before taxes under IFRS:
Gains/(losses) on the disposal of investments under IFRS	—	—	—	—
Other unusual income/(expenses) under IFRS	(11)	(10)	(11)	(10)
Financial income/(expenses) under IFRS	(157)	(179)	(312)	(394)
Result from investments under IFRS	16	30	26	56
Development costs, net	19	82	9	142
Restructuring provisions	(23)	(35)	(32)	(65)
Other adjustments	(29)	(17)	(36)	(33)

Total adjustments/reclassifications	(185)	(129)	(356)	(304)

Profit/(loss) before taxes under IFRS	282	607	395	898

Net income prepared under U.S. GAAP for Financial Services for the second quarter and the first half of 2015 and the corresponding periods of 2014 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under IFRS for the same periods:

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Net income of Financial Services under U.S. GAAP (A)	98	105	183	191
Net Income of Industrial Activities under U.S. GAAP (B)	122	358	145	459
Eliminations and other (C)	(98)	(105)	(183)	(191)
CNH Industrial’s consolidated Net income under U.S. GAAP (D) = (A) + (B) + (C)	122	358	145	459
Adjustments to conform with IFRS (E)(*)	55	45	62	90
Income taxes under IFRS (F)	105	204	188	349
Profit/(loss) before taxes under IFRS (G) = (D) + (E) + (F)	282	607	395	898

(*)	Details about this item are provided in Note 32 “IFRS to U.S. GAAP reconciliation”.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	49

A summary of additional reportable segment information under U.S. GAAP, together with a reconciliation to the corresponding IFRS consolidated item for the second quarter and the first half of 2015, and for the corresponding periods of 2014, is provided in the following table.

Revenues

($ million)	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Agricultural Equipment	3,035	4,436	5,612	8,142
Construction Equipment	740	931	1,342	1,705
Commercial Vehicles	2,470	2,704	4,507	5,012
Powertrain	947	1,250	1,848	2,451
Eliminations and other	(558)	(757)	(1,050)	(1,533)
Total Industrial Activities	6,634	8,564	12,259	15,777
Financial Services	423	468	836	908
Eliminations and other	(99)	(121)	(177)	(234)

Total Revenues under U.S. GAAP	6,958	8,911	12,918	16,451

Difference, principally classification proceeds from the final sale of equipment sold under buy-back commitment or leased, net of finance income of Industrial Activities	102	97	209	201

Total Revenues under IFRS	7,060	9,008	13,127	16,652

29.	Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

•	Level 3 – unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value

The following table provides the fair value hierarchy for financial assets and liabilities that are measured at fair value, on a recurring or non-recurring basis, in the statement of financial position at June 30, 2015 and at December 31, 2014:

		At June 30, 2015				At December 31, 2014
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other non-current securities	(15)	1	—	—	1	1	—	—	1
Other financial assets	(19)	—	179	—	179	—	205	—	205

Total Assets		1	179	—	180	1	205	—	206

Other financial liabilities	(19)	—	164	—	164	—	(235)	—	(235)

Total Liabilities		—	164	—	164	—	(235)	—	(235)

In the first half of 2015 and in 2014 there were no transfers between levels in the fair value hierarchy.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 21 to CNH Industrial Consolidated Financial Statements at December 31, 2014.

Assets and liabilities not measured at fair value

With reference to Cash and cash equivalents, Trade receivables, Current tax receivables, Other current assets, Trade payables and Other current liabilities, their carrying amount approximates their fair value due to the short maturity of these items.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	50

The following tables provide the fair value and fair value hierarchy for the most relevant categories of financial assets and liabilities that are not measured at fair value in the Statement of financial position at June 30, 2015 and at December 31, 2014:

		At June 30, 2015
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	10,125	10,125	10,358
Dealer financing	(18)	—	—	8,977	8,977	8,978
Finance leases	(18)	—	—	715	715	713
Other receivables from financing activities	(18)	—	—	76	76	77

Total Receivables from financing activities		—	—	19,893	19,893	20,126

Asset-backed financing	(24)	—	12,705	—	12,705	12,710
Bonds	(24)	3,439	5,409	—	8,848	8,520
Borrowings from banks	(24)	—	5,117	—	5,117	5,233
Payables represented by securities	(24)	—	643	—	643	651
Other debt	(24)	—	234	—	234	234

Total Debt		3,439	24,108	—	27,547	27,348

		At December 31, 2014
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying value
Retail financing	(18)	—	—	10,976	10,976	11,023
Dealer financing	(18)	—	—	9,398	9,398	9,400
Finance leases	(18)	—	—	959	959	955
Other receivables from financing activities	(18)	—	—	94	94	94

Total Receivables from financing activities		—	—	21,427	21,427	21,472

Asset-backed financing	(24)	—	13,586	—	13,586	13,587
Bonds	(24)	5,119	4,789	—	9,908	9,519
Borrowings from banks	(24)	—	5,343	—	5,343	5,547
Payables represented by securities	(24)	—	699	—	699	701
Other debt	(24)	—	347	—	347	347

Total Debt		5,119	24,764	—	29,883	29,701

The fair values of Receivables from financing activities are included in the Level 3 and have been estimated based on discounted cash flows analysis with the most significant inputs being the market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

The fair values of Bonds are included in the Level 2, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. which are included in the Level 1 and have been estimated with reference to quoted prices in active markets.

The fair value of Asset backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and have been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability.

30.	Related party transactions

In accordance with IAS 24, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have a significant influence over the Group, CNH Industrial N.V.’s parent company EXOR S.p.A. and the companies that EXOR S.p.A. controls or has a significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”), CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. Finally, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	51

As of June 30, 2015, on the basis of the information published on the website of the Netherlands Authority for the Financial Markets and in reference to the up-to-date information on the files of CNH Industrial, EXOR S.p.A. held 41.34% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR S.p.A. and (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of June 30, 2015.

CNH Industrial engages in transactions with unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Relations between CNH Industrial N.V. and its unconsolidated subsidiaries, its joint ventures, its associates and other related parties mainly consist of transactions of a commercial nature, which have an effect on revenues, cost of sales and trade receivables and payables.

Transactions with FCA

The primary terms and conditions pursuant to which FCA’s and CNH Industrial’s various service provider subsidiaries provide services (such as purchasing, tax, accounting and other back office services, security and training) to the various service receiving subsidiaries are set forth by the Master Services Agreement (“MSA”) between the two entities. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-In letter which may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Companies of the FCA Group provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in Letters. Additionally, CNH Industrial sells engines and light commercial vehicles to, and purchases engine blocks and other components from, FCA companies. The main effects of such transactions reflected on this Semi-Annual Report are as follows:

($ million)	1st Half 2015	1st Half 2014
Net revenues	411	514
Cost of sales	255	322
Selling, general and administrative costs	81	135

($ million)	At June 30, 2015	At December 31, 2014
Trade receivables	29	27
Trade payables	172	139

Transactions with joint ventures

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S., SAIC Iveco Commercial Vehicle Investment Company Limited and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. The main effects of such transactions reflected on this Semi-Annual Report are as follows:

($ million)	1st Half 2015	1st Half 2014
Net revenues	355	349
Cost of sales	178	273

($ million)	At June 30, 2015	At December 31, 2014
Trade receivables	75	79
Trade payables	101	132

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	52

Transactions with associates

CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the first half of 2015 revenues from associates totaled $19 million ($62 million in the first half of 2014) and mainly related to transactions with IVECO-AMT Ltd. At June 30, 2015 receivables arising from the revenues discussed above amounted to $15 million ($76 million at December 31, 2014). Trade payables to associates amounted to $11 million at June 30, 2015 ($10 million at December 31, 2014).

Transactions with unconsolidated subsidiaries

Revenues from transactions with unconsolidated subsidiaries amount to $5 million in the first half of 2015 (zero in the first half of 2014). Receivables arising from these revenues amount to $5 million at June 30, 2015 (zero at December 31, 2014). At June 30, 2015, trade payables to unconsolidated subsidiaries amount to $1 million ($2 million at December 31, 2014).

Transactions with other related parties

In the first half of 2015 and 2014, no such transactions occurred.

Compensation to Directors and Key Management

The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated companies, amount to $13 million in the first half of 2015 and to $8 million in the first half of 2014. These amounts includes the notional compensation cost arising from stock grants awarded to the Chairman, the Chief Executive Officer and certain Directors.

The aggregate expense incurred in the first half of 2015 for the compensation of managers with strategic responsibilities of the Group amounts to approximately $11 million ($14 million in the first half of 2014). This amount is inclusive of the notional compensation cost for share-based payments.

Commitments and guarantees with related parties

At June 30, 2015 CNH Industrial had issued guarantees on commitments of its joint ventures for an amount of $203 million ($277 million at December 31, 2014), mainly related to IVECO – OTO MELARA Società consortile a responsabilità limitata.

31.	Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	1st Half 2015		At December 31, 2014	1st Half 2014
	Average	At June 30		Average	At June 30
Euro	0.896	0.894	0.824	0.730	0.732
Pound sterling	0.656	0.636	0.642	0.599	0.587
Swiss franc	0.947	0.931	0.990	0.891	0.890
Polish zloty	3.711	3.746	3.520	3.047	3.043
Brazilian real	2.968	3.101	2.653	2.298	2.197
Canadian dollar	1.235	1.237	1.158	1.097	1.068
Argentine peso	8.819	9.084	8.551	7.825	8.130
Turkish lira	2.566	2.677	2.333	2.165	2.121

32.	IFRS to US GAAP reconciliation

This Semi-Annual Report has been prepared in accordance with the IFRS as issued by the IASB and as adopted by the European Union (refer to section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).

Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”), CNH Industrial reports quarterly and annual consolidated financial results both under U.S. GAAP and IFRS.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	53

IFRS differ in certain significant respects from U.S. GAAP. In order to help readers to understand the difference between the Group’s two sets of financial statements, CNH Industrial has provided, on a voluntary basis, a reconciliation from IFRS to U.S. GAAP as follows:

Reconciliation of Profit

($ million)	Note	2nd Quarter 2015	2nd Quarter 2014	1st Half 2015	1st Half 2014
Profit in accordance with IFRS		177	403	207	549

Adjustments to conform with U.S. GAAP:
Development costs, net	(a)	(19)	(82)	(9)	(142)
Goodwill and other intangible assets	(b)	(2)	(2)	(4)	(4)
Defined benefit plans	(c)	(11)	(4)	(22)	(8)
Restructuring provisions	(d)	1	5	(2)	23
Other adjustments	(e)	(3)	(8)	(10)	(7)
Tax impact on adjustments	(f)	6	32	14	46
Deferred tax assets and tax contingencies recognition	(g)	(27)	14	(29)	2

Total adjustments		(55)	(45)	(62)	(90)

Net income in accordance with U.S. GAAP		122	358	145	459

Reconciliation of Total Equity

($ million)	Note	At June 30, 2015	At December 31, 2014
Total Equity in accordance with IFRS		7,366	7,577

Adjustments to conform with U.S. GAAP:
Development costs, net	(a)	(2,655)	(2,819)
Goodwill and other intangible assets	(b)	117	122
Defined benefit plans	(c)	33	6
Restructuring provisions	(d)	8	12
Other adjustments	(e)	2	16
Tax impact on adjustments	(f)	773	815
Deferred tax assets and tax contingencies recognition	(g)	(806)	(768)

Total adjustments		(2,528)	(2,616)

Total Equity in accordance with U.S. GAAP		4,838	4,961

Description of reconciling items

Reconciling items presented in the tables above are described as follows:

(a)	Development costs, net

Under IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under IFRS, have been reversed under U.S. GAAP. In the second quarter of 2015, under IFRS the Group capitalized $127 million ($185 million in the second quarter of 2014) of development costs and amortized $108 million ($103 million in the second quarter of 2014) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the second quarter of 2015 and 2014). In the first half of 2015, under IFRS the Group capitalized $225 million ($338 million in the first half of 2014) of development costs and amortized $216 million ($196 million in the first half of 2014) of previously capitalized development costs that were reversed under U.S. GAAP (no impairment charges and no result on disposal were recorded in the first half of 2015 and 2014).

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	54

(b)	Goodwill and other intangible assets

Goodwill is not amortized but rather tested for impairment at least annually under both IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when IFRS and ASC 350 – Intangibles – Goodwill and Other, where adopted. CNH Industrial transitioned to IFRS on January 1, 2004. Prior to the adoption of IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years. In addition, IFRS and U.S. GAAP differ in the determination of the goodwill impairment amount, if any goodwill impairment needs to be recognized. However, no difference arose as no goodwill impairment was required in the second quarter of 2015, in the first half of 2015 and in the corresponding periods of 2014.

(c)	Defined benefit plans

The differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between IFRS and U.S. GAAP. Under IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.

(d)	Restructuring provisions

The principal difference between IFRS and U.S. GAAP with respect to accruing for restructuring costs is that IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.

(e)	Other adjustments

Other adjustments refer to differences that are not individually material for the Group and are therefore shown as a combined total.

(f)	Tax impact on adjustments

This item includes the tax effects of adjustments from (a) to (e) and mainly refers to development costs.

(g)	Deferred tax assets and tax contingencies recognition

The Group’s policy for accounting for deferred income taxes under IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2014. This policy is similar to U.S. GAAP which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pretax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to foreign jurisdictions with U.S. GAAP pretax book losses higher than those recorded for IFRS purposes.

Semi-Annual Condensed Consolidated Financial Statements at June 30, 2015	55

RESPONSIBILITY STATEMENT

The Board of Directors is responsible for preparing the 2015 Semi-Annual Report inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Semi-Annual Report on Operations, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting.

In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Condensed Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of CNH Industrial N.V. and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Semi-Annual Report on Operations provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

July 29, 2015

The Board of Directors

Sergio Marchionne

Richard J. Tobin

Jacqueline A. Tammenoms Bakker

John Elkann

Mina Gerowin

Maria Patrizia Grieco

Léo W. Houle

Peter Kalantzis

John Lanaway

Guido Tabellini

Jacques Theurillat

Responsibility Statement	56